Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

PAREXEL INTERNATIONAL CORPORATION,

WEST STREET PARENT, LLC

and

WEST STREET MERGER SUB, INC.

JUNE 19, 2017

The Agreement and Plan of Merger (the “Agreement”) contains representations, warranties and covenants that were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of West Street Parent, LLC (“Parent”) or PAREXEL International Corporation (“PAREXEL”), or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by Parent or PAREXEL.

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated June 19, 2017, is entered into by and among PAREXEL INTERNATIONAL CORPORATION, a Massachusetts corporation (the “Company”), WEST STREET PARENT, LLC, a Delaware limited liability company (“Parent”), and WEST STREET MERGER SUB, INC., a Massachusetts corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the Boards of Directors of each of the Company, Parent and Merger Sub have approved this Agreement and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent in accordance with the Massachusetts Business Corporation Act (the “MBCA”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Pamplona Investment Partners I, L.P. (the “Guarantor”) is entering into a limited guarantee in favor of the Company (the “Guarantee”) with respect to the obligations of Parent and Merger Sub under this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to each party’s willingness to enter into this Agreement, Pamplona Investment Partners I, L.P. (the “Sponsor”) is entering into an equity financing commitment letter in favor of Parent (together with all exhibits, schedules and attachments thereto, the “Equity Commitment Letter”), pursuant to which the Sponsor has committed, subject to the terms and conditions therein, to invest in Parent the amounts set forth therein; and

WHEREAS, (i) the Boards of Directors of each of the Company, Parent and Merger Sub have (A) determined that this Agreement and the Merger are advisable and in the best interests of their respective shareholders, (B) approved the Merger on the terms and subject to the conditions set forth herein, and (C) adopted and approved this Agreement, and (ii) the Company Board has (A) recommended that the shareholders of the Company adopt this Agreement and (B) directed that the adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted to a vote of the shareholders of the Company at the Shareholder Meeting.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that (i) such confidentiality agreement shall contain provisions that permit the Company to comply with the provisions of Section 6.02 and (ii) such confidentially agreement shall not include an obligation of the Company to reimburse such Person’s expenses.

“Acquisition Proposal” means any bona fide written offer or proposal from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by such Third Party, directly or indirectly, of 20% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, acquisition, license, joint venture or other similar transaction involving the Company and/or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iv) any merger, consolidation, share exchange, business combination, acquisition, license, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (v) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Merger Consideration” means the sum of the aggregate per share Merger Consideration (including with respect to Company Restricted Stock Awards), plus the aggregate Option Cash Amount, plus the aggregate RSU Award Payments, plus the aggregate PRSU Award Payments.

“Antitrust Laws” means applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, including any Health Care Law, that is binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2017 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2017.

“Company Balance Sheet Date” means March 31, 2017.

“Company Board” means the Board of Directors of the Company.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company and delivered to Parent and Merger Sub prior to or simultaneously with the execution of this Agreement.

“Company Equity Awards” means the Company Stock Options, the Company Restricted Stock Awards, the Company RSU Awards and the Company PRSU Awards.

“Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay the Company from consummating the Merger and the other transactions contemplated by this Agreement in accordance with the terms hereof, excluding in the case of clause (i), such material adverse effect to the extent resulting from or arising out of: (A) the execution, announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other Third Parties to the extent related thereto) (provided that exceptions in this clause (A) shall not be deemed to apply to references to “Company Material Adverse Effect” as used in any representation or warranty contained in this Agreement to the extent that such representation or warranty expressly addresses the consequences resulting from announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement); (B) the identity of Parent or any of its Affiliates as the acquirer of the Company or any facts or circumstances concerning Parent or any of its Affiliates; (C) general business, economic or political conditions, or the capital, banking, debt, financial or currency markets, or changes therein; (D) general conditions in an industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world, or changes therein; (E) any changes or proposed changes in GAAP (or the enforcement or interpretation thereof); (F) any changes or proposed changes in Applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby; (G) the taking of any action at the written direction of Parent or Merger Sub or as required by this Agreement or the taking of any action, or failure to take any action, by Parent or Merger Sub; (H) any Shareholder Litigation or any demand or Proceeding for appraisal or the fair value of any shares of Company Common Stock pursuant to the MBCA in connection herewith; (I) any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing; or (J) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation; (K) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by the Company or any Third Parties), or any change in the price or trading volume of shares of the Company Common Stock (it being understood that the underlying causes of such failures or changes in this clause (K) may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition); provided that in the case of clauses (C), (D), (E), (F) and (I) such effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company PRSU Awards” means the outstanding restricted stock unit awards under the Company Stock Plans or otherwise that are subject to performance-based vesting.

“Company Restricted Stock Award” means each award with respect to a share of Company Common Stock outstanding under any Company Stock Plan or otherwise that is, at the time of determination, subject to a risk of forfeiture or repurchase by the Company, whether subject to time- or performance-based vesting, including awards under the Company’s management incentive plan.

“Company RSU Awards” means the outstanding restricted stock unit awards under the Company Stock Plans or otherwise that are not subject to performance-based vesting.

“Company Stock Option” means each option to purchase shares of Company Common Stock (whether vested or unvested) outstanding under any Company Stock Plan or otherwise.

“Company Stock Plan” means any stock option, stock incentive, stock award, management incentive or other equity compensation plan or agreement sponsored or maintained by the Company or any Subsidiary or Affiliate of the Company, other than the ESPP.

“Company Termination Fee” means an amount equal to $138,000,000.

“Compliant” means, with respect to the Required Information, that (i) the financial statements delivered to Parent pursuant to clause (i) of the definition of Required Information are in sufficient form to permit the Company’s independent auditors to issue customary “comfort” letters with respect to such financial statements to the financing sources providing the portion of the Financing consisting of debt securities (including customary “negative assurance” comfort) in order to consummate any offering of 144A-for-life high yield debt securities as is customary for Rule 144A-for-life underwritten offerings of 144A-for-life high-yield debt securities on any day of the Marketing Period, and which such auditors have confirmed they are prepared to issue upon completion of customary procedures and with sufficient notice to allow such auditors to bring down such customary procedures, (ii) the Company’s independent auditors have not withdrawn, or have not advised the Company or its Subsidiaries in writing that they intend to withdraw, any audit opinion with respect to the audited financial statements contained in the Required Information (it being understood the Required Information will be Compliant in respect of this clause (ii) if such restatement is completed or the Company has determined no such restatement is required), and (iii) the Company, its Subsidiaries, or the Company’s independent auditors shall not have publicly announced an intention to restate any financial statements contained in the Required Information (it being understood the Required Information will be Compliant in respect of this clause (iii) if such restatement is completed or the Company has determined no such restatement is required).

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind.

“Debt Financing Related Parties” means the Debt Financing Sources and other lenders from time to time party to agreements related to the Debt Financing, their Affiliates and their and their Affiliates’ respective Representatives and their respective successors and permitted assigns.

“Debt Financing Sources” means the lenders, arrangers and bookrunners (including the lenders) (or any of their Affiliates) party from time to time to the Debt Commitment Letter and Fee Letter.

“Environmental Law” means any Applicable Law or Order concerning pollution, public or worker health or safety or protection of the environment, including any such Applicable Law relating to the manufacture, handling, transport, use, treatment, storage, disposal or release of, or exposure to, any Hazardous Substance.

“Environmental Permits” means any Governmental Authorizations issued or required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“ESPP” means the Company’s 2000 Employee Stock Purchase Plan, as amended on September 21, 2002 and May 9, 2005, and December 1, 2008.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Government Contract” means any prime contract, subcontract, purchase order, task order, delivery order, teaming agreement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, between the Company or any of its Subsidiaries, on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor or (c) any subcontractor at any tier with respect to any contract of a type described in clauses (a) or (b) above, on the other hand. A task or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Authority” means (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, Taxing Authority or trans-governmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, registration, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals and clearances issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

“Hazardous Substance” means any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum-containing product, asbestos-containing material or polychlorinated biphenyl, as listed or regulated (or any other substance, material or waste for which liability or standards of conduct may be imposed) under any Environmental Law.

“Health Care Laws” means any Applicable Law related to clinical research, testing, and medical product development activities; the manufacture, packaging, labeling, storage, distribution, promotion, sale, handling and possession of pharmaceuticals, biologics, medical devices; the preparation, submission and maintenance of records, reports, applications and other materials to Governmental Authorities with authority over medical products and their use; physician self-referral; financial relationships and interactions with health care providers; the provision of health care services; and other health regulatory matters, including: (i) the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301, et seq.); (ii) the International Conference on Harmonisation (ICH) Guidelines applicable to the Company’s services, including Good Clinical Practice E6; (iii) the Clinical Laboratory Improvement Amendments of 1988, Pub. L. 100-578 as contained in 42 CFR Part 493; (iv) the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq.; (v) 42 U.S.C. § 1320a-7, 7a and 7b; (vi) 42 U.S.C. § 1320a-7h; (vii) 42 U.S.C. § 1395nn; (viii) the False Claims Act (31 U.S.C. §§ 3729-3733); (ix) FDA’s Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991), or, with respect to any of the Applicable Laws described above any related or similar foreign, state or local statutes or regulations.

“Health Care Permits” means any Governmental Authorizations issued under any Health Care Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, as to the Company and its Subsidiaries, all (a) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (b) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) obligations of the Company or any of its Subsidiaries under leases required to be capitalized in accordance with GAAP, (d) obligations of the Company or any of its Subsidiaries in respect of interest rate and currency obligation swaps, hedges or similar arrangements and (e) obligations of the Company or any of its Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any Person other than the Company or its Subsidiaries; provided that, for clarification, Indebtedness shall not include “trade payables”.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of each of the individuals identified in Schedule 1.01.

“Leased Real Property” means the real property leased, subleased or licensed by the Company or any Subsidiary, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by the Company or any Subsidiary, all items of personal property and other assets of every kind, nature and description of the Company or any Subsidiary located at or attached or appurtenant thereto.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, right of first refusal, preemptive right, community property right or other similar adverse restriction in respect of such property or asset.

“Made Available” means that such information, document or material was: (a) publicly available on the SEC EDGAR database no later than 5:00 p.m. on the day prior to the execution of this Agreement; (b) delivered to Parent or Parent’s Representatives via electronic mail, in hard copy form no later than 5:00 p.m. on the day prior to the execution of this Agreement; or (c) made available for review by Parent or Parent’s Representatives no later than 5:00 p.m. on the day prior to the execution of this Agreement in the virtual data room hosted by Merrill Corporation and maintained by or on behalf of the Company in connection with the transactions contemplated by this Agreement.

“Marketing Period” means the first period of 15 consecutive Business Days after the date of this Agreement commencing on the date Parent shall have received the Required Information and (i) such Required Information is Compliant (provided, that if the Company shall in good faith reasonably believes it has provided the Required Information and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period will be deemed to have commenced on the date of such notice unless Parent in good faith reasonably believes the Marketing Period has not commenced and within two (2) Business Days after the delivery of such notice by the Company and delivers a written notice to the Company to that effect (setting forth with specificity which portion of the Required Information the Company has not delivered); provided, that delivery of such written notice from the Parent to the Company will not prejudice the Company’s right to assert that the Required Information has, in fact, been delivered), (for avoidance of doubt, if at any time during such 15 consecutive Business Day period the Required Information provided at the commencement of such period ceases to be Required Information or such Required Information ceases to be Compliant, then such 15 consecutive Business Day period shall be deemed not to have commenced until Parent shall have received Required Information that is Compliant); provided, that, (x) July 3, 2017 and November 24, 2017 shall not be counted as a Business Day for such 15 consecutive Business Day period (provided that, for the avoidance of doubt, such exclusion shall not restart such 15 consecutive Business Day period), (y) such 15 consecutive Business Day period shall end on or prior to August 11, 2017, or if such 15 consecutive Business Day period has not ended on or prior to such date, then such period will commence no earlier than September 5, 2017 and (z) such 15 consecutive Business Day period shall end on or prior to December 20, 2017, or if such 15 consecutive Business Day period has not ended on or prior to such date, then such period will commerce no earlier than January 2, 2018 and (ii) throughout which the conditions set forth in Section 7.01 and Section 7.02(d) (other than those conditions that by their terms are satisfied at Closing, but subject to the satisfaction or waiver or such conditions at Closing) shall have been satisfied or waived and throughout which nothing shall have occurred and no condition shall have existed that would cause any of the conditions set forth in Section 7.01 or Section 7.02(d) to fail to be satisfied (other than those conditions therein that by their terms or nature are to be satisfied at the Closing). Notwithstanding the foregoing, the Marketing Period will end on any earlier date on which the Debt Financing is obtained.

“Nasdaq” means the Nasdaq Global Select Market.

“Order” means, with respect to any Person, any order, injunction, judgment, decree, award, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property.

“Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances that, individually or in the aggregate, would reasonably be expected to prevent or materially delay consummation of the Merger or materially impair or delay the ability of Parent or Merger Sub to perform their respective obligations under this Agreement.

“Parent Termination Fee” means an amount equal to $276,000,000.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes that are (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP, (iii) the interests of lessors and sublessors of any leased properties, (iv) easements, rights of way and other imperfections of title or encumbrances that do not materially interfere with the present use of, or materially detract from the value of, the property related thereto, (v) requirements and restrictions of zoning, building and other laws which are not violated by the current use or occupancy of such property, (vi) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, pension programs and similar obligations, (vii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens or other similar encumbrances arising or incurred in the ordinary course of business that do not materially interfere with the present use of, or materially detract from the value of, the property related thereto, and (viii) with respect to Leased Real Property only, Liens (including Indebtedness) encumbering the fee interest title in any Leased Real Property and not attributable to the Company or any Subsidiary.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, claim, action, litigation, arbitration, proceeding, (including any civil, criminal, administrative, investigative or appellate proceeding), enforcement, hearing, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Representatives” means, with respect to any Person, the directors, officers, employees, agents, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Required Information” means (i) the financial statements, which are necessary to satisfy the conditions set forth in paragraph 5 of Exhibit D of the Debt Commitment Letter (as in effect on the date of this Agreement), in customary form for offering memoranda used in “Rule 144A-for-life high yield note offerings” and, with respect to any quarterly financial statements (other than with respect to the fourth quarter of any fiscal year), such quarterly financial statements have been reviewed by the Company’s independent auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU-C930, Interim Financial Information; (ii) such other customary financial information and data regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent no later than five days prior to the start of the Marketing Period and necessary to permit Parent to prepare the pro forma financial statements that are prepared in accordance with Regulation S-K, which are necessary to satisfy the condition set forth in paragraph 6 of Exhibit D of the Debt Commitment Letter (as in effect on the date of this Agreement), in customary form for offering memoranda used in “Rule 144A-for-life high yield note offerings”; and (iii) such other customary financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably and timely requested in writing by Parent and necessary to permit Parent to prepare a customary preliminary offering memorandum or preliminary private placement memorandum for use in a customary “144A-for-life high-yield note road show” relating to the Financing; provided, that in no event shall the Required Information require the Company, its Subsidiaries or its Affiliates to deliver (a) pro forma financial statements or projections, (b) separate consolidating financial statements in respect of the Company’s Subsidiaries, (c) financial information required by Rule 3-09, Rule 3-10 and Rule 3-16 of Regulation S-X, other than, in each case of clauses (b) and (c), to the extent applicable, a customary summary of such information customarily included in an offering memorandum for the private placement of unsecured debt securities in a “144A-for-life high yield note offering,” (d) any disclosure or Compensation Discussion and Analysis required by Item 402 of Regulation S-K, (e) information required by Item 302 of Regulation S-K, (f) information that would customarily be provided by the underwriters or initial purchasers of a customary “144A-for-life high yield note offering”, (g) description of all or any portion of the Financing, including any “description of notes” or (h) risk factors relating to all or any component of the Debt Financing.

“Sanctions” means any U.S. or non-U.S. economic or trade sanctions Applicable Laws and Orders, including, without limitation, those administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control, the United Nations Security Council, the European Union, HM Treasury, and any European Union member state.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Litigation” means any claim or Proceeding (including any class action or derivative litigation and any derivative demand made pursuant to Section 7.42 of the MBCA) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Merger or any related transaction (including any such claim or Proceeding based on allegations that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“Software” means all software (including assemblers, applets, compilers, source code, object code, executable code, software-related specifications, algorithms, tools, user interfaces, data, databases (including scripts required to build and/or maintain such databases), firmware, and related documentation), together with any error corrections, updates, modifications or enhancements thereto.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, (a) would, if consummated, result in a transaction that is more favorable to the Company’s shareholders than the Merger (including any revisions to the terms of this Agreement, the Guarantee and the Financing Commitment Letters proposed by Parent in writing prior to the time of such determination) and (b) is reasonably capable of being consummated in accordance with its terms; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references to “more than 50%.”

“Tax” means any income, profits, franchise, gross receipts, customs duty, severance, stamp, payroll, sales, employment, unemployment, use, property, withholding, value added or other charge in the nature of a tax or other like governmental assessment or charge imposed by a Taxing Authority, whether disputed or not, together with any interest, penalty, addition to tax or additional amount with respect thereto.

“Tax Return” means any report, return, or similar written statement filed or required to be filed with a Taxing Authority with respect to any Tax, including information returns, claims for refund, and any document accompanying payments of estimated Taxes and any attachments to or amendment of any of the foregoing.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than the Company, Parent or any of their respective Affiliates or Representatives.

“Treasury Regulations” means the regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03(a)
Agreement	Preamble
Articles of Merger	2.02(b)
Capitalization Date	4.05(a)
Certificates	Section 2.04(a)

Term	Section
Closing	2.01
Company	Preamble
Company Articles	3.01
Company Bylaws	3.02
Company Common Stock	4.05(a)
Company Employee Plan	4.16(a)
Company Intellectual Property Assets	4.20(i)(i)
Company Preferred Stock	4.05(a)
Company Recommendation	4.02(b)
Company SEC Documents	4.07(a)
Company Securities	4.05(c)
Company Software	4.20(h)
Company Systems	4.20(i)(ii)
Confidential Information	4.20(i)(iii)(C)
Confidentiality Agreement	6.18
Continuing Employees	6.07(a)
Copyrights	4.20(i)(iii)(C)
Current Premium	6.11(a)
Debt Commitment Letter	5.08
Debt Financing	5.08
Debt Transaction	6.17(g)
Dissenting Shares	2.05(a)
Divestiture Action	6.12(d)
DOJ	6.12(b)
Effective Time	2.02(b)
End Date	8.01(b)
Equity Commitment Letter	Recitals
Equity Financing	5.08
Evaluation Material	6.05
Exchange Agent	2.04(a)
FDA	1.01
Federal Anti-Kickback Statute	1.01
Fee Letter	5.08
Final Exercise Date	2.06(e)
Financing	5.08
Financing Commitment Letters	5.08
Financing Indemnitees	6.17(e)
FTC	6.12(b)
Guarantee	Recitals
Guarantor	Recitals
Health Care Laws	1.01
Indemnified Party	6.11(b)
Indemnified Party Proceeding	6.11(b)

Term	Section
Intellectual Property Assets	4.20(i)(i)
Intervening Event	6.03(b)(i)
Marks	4.20(i)(iii)(B)
Material Contract	4.14(b)
MBCA	Recitals
Merger	Recitals
Merger Consideration	2.03(a)
Merger Sub	Preamble
Notice of Intervening Event	6.03(b)(iii)(A)
Notice of Superior Proposal	6.03(b)(ii)(A)
Open Source Software	4.20(i)(iv)
Option Cash Amount	2.06(a)
Parent	Preamble
Parent Benefit Plans	6.07(a)
Parent Expenses	9.04(c)
Parent Related Parties	Section 8.03
Patents	4.20(i)(iii)(A)
Payment Fund	2.04(a)
Personal Information	0
Proxy Statement	6.04(a)
PRSU Award Payments	2.06(d)
Recovery Costs	9.04(c)
Required Amounts	5.08
RSU Award Payments	2.06(c)
Shareholder Approval	4.02(a)
Shareholder Meeting	6.04(b)
Solvent	5.09
Specific Performance Conditions	9.09(a)
Sponsor	Recitals
Surviving Corporation	2.02(a)
Third Party Rights	4.20(c)

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except in the case of the

Company Disclosure Schedule, references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time. References to “$” and “dollars” are to the currency of the United States. Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which Boston, Massachusetts is located.

ARTICLE 2

THE MERGER

Section 2.01 The Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, as soon as practicable (and, in any event, within three Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless this Agreement has been terminated pursuant to its terms; provided that, notwithstanding the foregoing, Parent shall not be required to effect the Closing until the earlier to occur of (x) a date during the Marketing Period to be specified by Parent or Merger Sub on no less than three Business Days’ prior written notice to the Company and (y) the second Business Day after the final day of the Marketing Period (unless another time or date is agreed to in writing by the parties hereto) (subject in each case to the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions)). The Closing shall be held at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts, 02210, unless another place is agreed to in writing by the parties hereto.

Section 2.02 The Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, (i) Merger Sub shall be merged with and into the Company in accordance with the provisions of the MBCA, and the separate existence of Merger Sub shall cease and (ii) the Company shall be the surviving entity in the Merger (the “Surviving Corporation”) and shall continue its existence under the MBCA. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (A) all rights, privileges and powers and all property, real, personal and mixed, and all debts due to Merger Sub and the Company, as well as all other things and causes of action belonging to Merger Sub and the Company, shall be vested in the

Surviving Corporation and shall thereafter be the property of the Surviving Corporation and (B) all debts, liabilities and duties of Merger Sub and the Company shall attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

(b) At the Closing, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing all necessary documentation, including an appropriate articles of merger in form and substance reasonably acceptable to Parent (the “Articles of Merger”), with the Secretary of State of the Commonwealth of Massachusetts as provided in the relevant provisions of the MBCA. The Merger shall become effective at the time that the Articles of Merger are duly submitted for filing with, and approved for filing by, the Secretary of State of the Commonwealth of Massachusetts, or such later time as is agreed upon by the parties hereto and specified in the Articles of Merger. The time when the Merger becomes effective is hereinafter referred to as the “Effective Time.”

Section 2.03 Conversion of Shares. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of Parent, Merger Sub or the Company:

(a) except as otherwise provided in Section 2.03(b), Section 2.03(c) or Section 2.05, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically canceled and converted into the right to receive $88.10 in cash without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with this Agreement;

(b) each share of Company Common Stock owned by the Company and any shares of Company Common Stock owned by Parent or Merger Sub (or any of their respective Affiliates) immediately prior to the Effective Time, shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor; and

(c) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.04 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint Computershare Trust Company, N.A. as the exchange agent (or such other nationally recognized exchange agent agreed to between the parties hereto) (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration certificates representing shares of Company Common Stock (the “Certificates”); provided, however, that any references herein to “Certificates” are deemed to include references to book-entry account statements relating to the ownership of shares of

Company Common Stock. At or prior to the Effective Time, and except with respect to per share Merger Consideration payable pursuant to Company Restricted Stock Awards (which are governed by Section 2.06(b)), Parent shall deposit, or shall cause to be deposited, with the Exchange Agent the aggregate per share Merger Consideration (the “Payment Fund”). To the extent such fund diminishes for any reason below the level required to make prompt payment of the Merger Consideration, Parent shall promptly replace or restore, or cause to be replaced or restored, the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments. The Payment Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment or losses thereon shall relieve Parent from making the payments required by this Article 2 or affect the amount of Merger Consideration payable hereunder, and following any losses Parent shall promptly provide additional funds to the Exchange Agent in the amount of any such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States with maturities of no more than 30 days, or guaranteed by, and backed by the full faith and credit of, the United States. Any and all interest or other amounts earned with respect to such funds shall become part of the Payment Fund, and any amounts in excess of the amounts payable hereunder shall be promptly returned to either Parent or the Surviving Corporation, as directed by Parent. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock and the payment of the Merger Consideration in respect of such shares of Company Common Stock.

(b) Promptly after the Effective Time, and in any event no later than three Business Days after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.03(a) (other than shares of Company Common Stock subject to Company Restricted Stock Awards) a letter of transmittal and instructions in forms reasonably satisfactory to the Company (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery or transfer of the Certificates (or affidavits of loss in lieu of the Certificates pursuant to Section 2.08) to the Exchange Agent) for use in such exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration (other than shares of Company Common Stock subject to Company Restricted Stock Awards) shall be entitled to receive the Merger Consideration in respect of the shares of Company Common Stock represented by a Certificate promptly upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of shares of Company Common Stock, and, in each case, delivery to the Exchange Agent of such other documents as may reasonably be requested by the Exchange Agent. Until so surrendered or transferred, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) All Merger Consideration paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock 12 months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to Parent and the Surviving Corporation for payment of the Merger Consideration, without interest. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.05 Dissenting Shares.

(a) Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted such shares in favor of this Agreement and who are entitled to appraisal rights and have properly exercised such rights in accordance with Part 13 of the MBCA (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration pursuant to Section 2.03, and the holders thereof shall be entitled to only such rights as are granted by, and shall be entitled only to receive such payments for such Dissenting Shares in accordance with, Part 13 of the MBCA; provided, however, that if any such shareholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such shareholder’s rights under Part 13 of the MBCA or if a court of competent jurisdiction shall otherwise determine that such shareholder is not entitled to the relief provided by Part 13 of the MBCA, such shareholder’s shares of Company Common Stock shall thereupon cease to be Dissenting Shares (including for purposes of Section 2.03(a)), and shall be deemed to have been converted, at the Effective Time into the right to receive the Merger Consideration (payable without any interest thereon) upon surrender of the certificates or book-entry shares formerly representing such shares of Company Common Stock and related documents, as compensation for such cancellation. At the Effective Time, the Dissenting Shares shall be automatically canceled and shall cease to exist and any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Part 13 of the MBCA and as provided in the previous sentence.

(b) The Company shall give Parent (A) prompt written notice of any notice received by the Company of intent to demand appraisal of the fair value of any shares of Company Common Stock, withdrawals of such notices or demands and any other instruments or notices served pursuant to the MBCA and (B) if taking place prior to the Effective Time, the opportunity and right to participate in all negotiations and Proceedings with respect to such instruments, notices and demands and the exercise of appraisal rights under the MBCA. The Company shall not, except with the prior written consent of Parent, (x) make any payment or other commitment with respect to any such exercise of appraisal rights, including any agreement or acknowledgement that any shareholder is entitled to appraisal rights under Part 13 of the MBCA, (y) offer to settle or settle any such rights or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the MBCA.

Section 2.06 Company Equity Awards; ESPP.

(a) Except as otherwise agreed upon with Parent, immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Stock Option, whether or not vested and exercisable, that is outstanding and unexercised immediately prior to the Effective Time, shall be automatically converted into the right to receive from Parent or the Surviving Corporation an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option, by (ii) the aggregate number of shares of Company Common Stock that were issuable upon exercise or settlement of such Company Stock Option immediately prior to the Effective Time (such product, the “Option Cash Amount”). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, funds sufficient to pay the aggregate Option Cash Amount to an account identified by the Company prior to the Effective Time. Payments of the Option Cash Amount shall be made by the Surviving Corporation at, or within five Business Days of, the Effective Time, without interest. All payments provided pursuant to this Section 2.06(a) shall be made through the Surviving Corporation’s payroll and/or equity award maintenance systems, subject to withholding in accordance with applicable Tax law. Any Company Stock Option with a per share exercise price in excess of the Merger Consideration will be cancelled immediately prior to the Effective Time without payment of any consideration.

(b) Except as otherwise agreed upon with Parent, immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding Company Restricted Stock Award shall become fully vested and the restrictions with respect thereto shall lapse. All Company Restricted Stock Awards, including shares that become fully vested and with respect to which the restrictions shall lapse immediately prior to the Effective Time, shall automatically be canceled and converted into the right to receive the per share Merger Consideration and shall be treated in the Merger in the same manner as the other shares of Company Common Stock in accordance with Section 2.03(a). At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, funds sufficient to pay the aggregate Company Restricted Stock Award consideration to an account identified by the

Company prior to the Effective Time. The Company Restricted Stock Award payments described in this Section 2.06(b) shall be made by the Surviving Corporation at, or within five Business Days of, the Effective Time, without interest. All payments provided pursua’nt to this Section 2.06(b) shall be made through the Surviving Corporation’s payroll and/or equity award maintenance systems, subject to withholding in accordance with applicable Tax law. In no event shall this Section 2.06 and Section 2.04 result in a duplication of benefits with respect to any Company Restricted Stock Awards.

(c) Except as otherwise agreed upon with Parent, immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding Company RSU Award, whether or not vested, shall not be assumed by Parent or Merger Sub in the Merger and shall be canceled and extinguished as of the Effective Time and, in exchange therefor, each former holder of any such Company RSU Award shall have the right to receive from Parent or the Surviving Corporation an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Company RSU Award by (ii) the Merger Consideration (such amounts payable hereunder, the “RSU Award Payments”). From and after the Effective Time, the holder of any canceled Company RSU Award shall only be entitled to receive the RSU Award Payment in respect of such canceled Company RSU Award. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, funds sufficient to pay the aggregate RSU Award Payments to an account identified by the Company prior to the Effective Time. The RSU Award Payments described in this Section 2.06(c) shall be made by the Surviving Corporation at, or within five Business Days of, the Effective Time, without interest; provided that such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Company RSU Award to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code. All payments provided pursuant to this Section 2.06(c) shall be made through the Surviving Corporation’s payroll and/or equity award maintenance systems, subject to withholding in accordance with applicable Tax law.

(d) Except as otherwise agreed upon with Parent, immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding Company PRSU Award shall be deemed fully earned but not yet settled at the target performance level regardless of the actual achievement of the applicable performance metric as of the Effective Time, any time-based restrictions thereon shall lapse, and such Company PRSU Awards shall not be assumed by Parent or Merger Sub in the Merger and shall be canceled and extinguished as of the Effective Time and, in exchange therefor, each former holder of any such Company PRSU Award shall have the right to receive from Parent or the Surviving Corporation an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Company PRSU Award (taking into account the achievement and acceleration contemplated by this Section 2.06(d)) by (ii) the Merger Consideration (such amounts payable hereunder, the “PRSU Award Payments”). From and after the Effective Time, the holder of any canceled Company PRSU Award shall only be entitled to receive the PRSU Award Payment in respect of such canceled Company PRSU Award. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, funds sufficient to pay the aggregate PRSU Award Payments to an account identified by the Company prior to the Effective Time. The PRSU Award Payments described in this Section 2.06(d) shall be made by the Surviving Corporation at, or within five Business Days of, the

Effective Time, without interest; provided that such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Company PRSU Award to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code. All payments provided pursuant to this Section 2.06(d) shall be made through the Surviving Corporation’s payroll and/or equity award maintenance systems, subject to withholding in accordance with applicable Tax law.

(e) As soon as practicable following the date hereof, the Company Board (or, if appropriate, any committee administering the ESPP) shall adopt such resolutions and take such other actions as may be required (including providing notice to the ESPP participants) to provide that, with respect to the ESPP: (i) no new offering periods will commence, nor will any existing offering periods be extended, following the date hereof, (ii) no individuals will be permitted to enroll in the ESPP following the date hereof, (iii) no existing participants will be permitted to increase their respective rates of deductions and purchases following the date hereof, (iv) the final exercise date for all offering periods shall be such date as the Company determines in its sole discretion (provided that such date shall be no later than the date that is five days prior to the Effective Time (the “Final Exercise Date”)), (v) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the Final Exercise Date, and (vi) the ESPP shall terminate on the date immediately prior to the date on which the Effective Time occurs and no further rights shall be granted or exercised under the ESPP thereafter. All shares of Company Common Stock purchased on or prior to the Final Exercise Date shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(f) As soon as reasonably practicable following the date hereof and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee(s) administering the Company Stock Plans or the ESPP) shall adopt such resolutions and take such other actions as are necessary for the treatment of the Company Equity Awards and the ESPP pursuant to this Section 2.06, which resolutions will also provide that such Company Equity Awards and the Company Stock Plans shall terminate conditioned upon, and effective immediately after, the Effective Time.

Section 2.07 Adjustments. If, during the period between the date hereof and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted; provided, however, that nothing in this Section 2.07 shall be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.08 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in such customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated under this Article 2.

Section 2.09 Withholding. Each of Parent, Merger Sub, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any such amounts as it is required to deduct and withhold under applicable Tax law and such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made to the extent such amounts are remitted to the applicable Taxing Authority. Except with respect to amounts payable in respect of Company Equity Awards, Parent shall use commercially reasonable efforts to notify the Exchange Agent prior to making any such deductions or withholdings.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01 Articles of Organization. The articles of organization of the Company (the “Company Articles”) shall be amended at the Effective Time in a form to be agreed upon by the Company and Parent, and as so amended shall be the articles of organization of the Surviving Corporation until, subject to Section 6.11, amended in accordance with Applicable Law.

Section 3.02 Bylaws. The bylaws of the Company (the “Company Bylaws”) shall be amended at the Effective Time in a form to be agreed upon by the Company and Parent, and as so amended shall be the bylaws of the Surviving Corporation until, subject to Section 6.11, amended in accordance with Applicable Law.

Section 3.03 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof (other than information that is (i) contained solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, and (ii) in any (A) cautionary, (B) predictive or (C) forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments) or (b) as set forth in the Company Disclosure Schedule (it being agreed that (x) nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Section 4.05 (Capitalization) or Section 4.08(a) (Financial Statements; Internal Controls) and (y) disclosure of any item in any Part or sub-Part of the Company Disclosure Schedule shall be deemed disclosure with respect to any other Part or sub-Part of the Company Disclosure Schedule (other than Part 4.09(b) of the Company Disclosure Schedule) to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all corporate powers and authority to own, lease and operate its properties and assets and that are required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has Made Available to Parent complete and correct copies of the Company Articles and Company Bylaws as currently in effect.

Section 4.02 Corporate Authorization.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Shareholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except for obtaining the Shareholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The only vote of holders of any class of capital stock of the Company necessary to adopt and approve this Agreement and to consummate the Merger and the transactions contemplated by this Agreement is adoption and approval of this Agreement by the affirmative vote of holders of a majority in voting power of the outstanding shares of Company Common Stock, voting together as a single class (such vote, the “Shareholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

(b) At a meeting duly called and held, prior to the execution of this Agreement, the Company Board duly adopted resolutions (i) declaring that this Agreement, the Merger and the other transactions contemplated by this Agreement are, advisable and in the best interests of the Company’s shareholders, (ii) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) recommending adoption of this Agreement to the shareholders of the Company and (iv) directing that the adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted to a vote of the shareholders of the Company at the Shareholder Meeting (the “Company Recommendation”), which resolutions have not been rescinded, modified or withdrawn as of the time of the execution and delivery of this Agreement.

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no action, approval, permit, consent, declaration, registration or authorization by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of (A) the HSR Act and (B) any other applicable Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other U.S. state or federal or foreign securities Applicable Laws, or the rules or regulations of Nasdaq, and (iv) any actions, approvals, permits, consents, declarations, registrations, authorizations or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both): (i) contravene, conflict with or result in any violation or breach of any provision of the Company Articles or Company Bylaws or any organizational documents of the Company’s material Subsidiaries; (ii) assuming compliance with the matters referred to in Section 4.03 and that the Shareholder Approval is obtained, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law or Order; (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment or acceleration of any material benefit under, in each case, with or without notice, the lapse of time or both, any Contract to which the Company or any Subsidiary of the Company is a party, or by which they or any of their respective properties or assets are bound; or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). The rights and privileges of the Company Common Stock and the Company Preferred Stock are as set forth in the Company Articles. At the close of business on June 15, 2017 (the “Capitalization Date”): (A) 51,049,576 shares of Company Common Stock were issued and outstanding (including 429,604 shares of Company Common Stock subject to Company Restricted Stock Awards); (B) Company Stock Options to purchase an aggregate of 2,417,645 shares of Company Common Stock were issued and outstanding, with a weighted average exercise price of $53.36 per share; (C) an aggregate of 50,055 shares of Company Common Stock were subject to outstanding Company RSU Awards; (D) an aggregate of (x) 17,087 shares of Company Common Stock were subject to outstanding Company PRSU Awards (which have been fully earned) and (y) 50,067 shares of Company Common Stock were subject to outstanding Company PRSU Awards (assuming achievement at the target performance level); (E) an aggregate of 149,505 shares of Company Common Stock were available for issuance under the ESPP; (F) 2,787,577 shares of Company Common Stock were available for issuance of future awards under the Company Stock Plans; and (G) zero shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to any Company Stock Plan or the ESPP when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (1) issued, delivered, sold, announced, pledged, transferred, subjected to any Lien or granted or otherwise encumbered or disposed of any Company Securities or incurred any obligation to make any payments to any Person based on the price or value of any Company Securities or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities.

(b) Part 4.05(b) of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, a complete and correct list of (i) all outstanding Company Stock Options, including the number of shares subject to such award, the name of the holder, the grant date, the expiration date, the vesting schedule, and the exercise or purchase price per share, (ii) all outstanding Company RSU Awards, including the respective name of the holder, the grant date, the vesting schedule, and the number of shares of Company Common Stock subject to each Company RSU Award, (iii) all outstanding Company PRSU Awards, including the respective name of the holder, the grant date, the performance period, and the maximum number of shares of Company Common Stock subject to each Company PRSU Award, and (iv) all outstanding Company Restricted Stock Awards, including the respective name of the holder, the grant date, the vesting schedule and the number of shares of Company Common Stock subject to each Company Restricted Stock Award.

(c) Except as set forth in this Section 4.05 and for changes since the Capitalization Date resulting from the exercise or settlement of Company Equity Awards outstanding on such date or granted thereafter as permitted under Section 6.01(c) or resulting from the ESPP (as permitted under Section 2.06(e)), there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, warrants or other rights or arrangements to acquire from the Company, or other obligations or commitments of the Company to issue, transfer, dispose or sell any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company, or (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the disposition or voting of any shares of capital stock of the Company or any of its Subsidiaries or (vi) contractual obligations or commitments of any character, including those restricting the transfer of, or requiring the registration for sale of, any Company Securities or any securities of the Company’s Subsidiaries. There are no outstanding obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. All Company Stock Options, Company

Restricted Stock Awards, Company RSU Awards, Company PRSU Awards and rights under the ESPP were granted in accordance with the applicable Company Stock Plans and the ESPP and may, by their existing terms, be treated in accordance with Section 2.06. All Company Equity Awards are evidenced by written award agreements, in each case, substantially in the forms that have been Made Available to Parent. No Subsidiary of the Company owns any Company Securities.

Section 4.06 Subsidiaries.

(a) Part 4.06(a) of the Company Disclosure Schedule lists each of the Company’s Subsidiaries. Except as set forth on Part 4.06(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interest in, or has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to, any other Person.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Subsidiary of the Company: (i) is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers required to own, lease and operate its properties and assets and to carry on its business as now conducted and (ii) is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where such qualification is necessary. The Company has Made Available to Parent complete and correct copies of the certificate of incorporation and bylaws (or other organizational and governing documents, as applicable) of each of the Company’s material Subsidiaries as in effect as of the date of this Agreement. None of the Company’s Subsidiaries is in violation of any provision of its certificate of incorporation or bylaws (or other organizational and governing documents, as applicable) in any material respect.

(c) Except as set forth in Part 4.06(c) of the Company Disclosure Schedule, each outstanding share of capital stock of, or other equity interest or voting security in, each Subsidiary of the Company is (i) owned, directly or indirectly, beneficially and of record, by the Company, (ii) to the extent required by Applicable Law, duly authorized, validly issued, fully paid and non-assessable, (iii) free and clear of all Liens (other than Permitted Liens), and (iv) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under any provision of Applicable Law, the organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or otherwise bound.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has Made Available to Parent complete and correct copies of (i) the Company’s annual reports on Form 10-K for its fiscal years ended June 30, 2016 and June 30, 2015, (ii) its proxy or information statements relating to meetings of the shareholders of the Company since January 1, 2015 and (iii) all of its other reports, statements, schedules and registration statements filed with or furnished to the SEC since January 1, 2015 (the documents referred to in this Section 4.07(a), together with all amendments thereto and information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred to as the “Company SEC Documents”).

(b) Since January 1, 2015, the Company has filed with or furnished to the SEC each report, statement, schedule, form or other document or filing required by Applicable Law to be filed or furnished by the Company at or prior to the time so required. No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with the SEC.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act.

(d) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Company SEC Document filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has Made Available to Parent correct and complete copies of all comment letters received by the Company from the SEC relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC, and (ii) to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review, outstanding comment or outstanding investigation by the SEC.

(f) Each required form, report and document containing financial statements that has been filed with or furnished to the SEC by the Company since January 1, 2015 through the date hereof was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer, as applicable, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. None of the Company, any current executive officer of the Company or, to the Knowledge of the Company, any former executive officer of the Company has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents filed prior to the date hereof.

Section 4.08 Financial Statements; Internal Controls.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of footnotes, none of which, if presented, would materially differ from those in the audited financial statements), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal year-end adjustments in the case of any unaudited interim financial statements which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole).

(b) The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) receipts and expenditures are executed in accordance with the authorization of management, and (iii) any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner. Since January 1, 2015, none of the Company, its Subsidiaries or, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of any (i) material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls, (ii) material illegal act or material fraud that involves the management or other employees of the Company or any of its Subsidiaries; or (iii) claim or allegation regarding any of the foregoing.

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

Section 4.09 Absence of Certain Changes. Since the Company Balance Sheet Date through the date hereof, (a) the Company and its Subsidiaries have (i) conducted their business in the ordinary course consistent with past practice and (ii) not taken any action which, if taken after the date hereof, would require the consent of Parent pursuant to Section 6.01(d), (f), (g), (i), (n) or, with respect to any of the foregoing, (p) and (b) there has not been any event, condition, change, occurrence or development of a state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, whether required by GAAP to be reflected on a consolidated balance sheet (or disclosed in the notes thereto) or otherwise, other than:

(a) liabilities or obligations specifically and adequately disclosed or provided for in the Company Balance Sheet;

(b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date in amounts consistent with past practice;

(c) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(d) liabilities or obligations incurred in connection with the negotiations of the transactions contemplated by this Agreement or as a result of actions expressly required by this Agreement.

Section 4.11 Litigation. Except as (i) identified on Part 4.11 of the Company Disclosure Schedule or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2015: (a) there have been no Proceedings pending against or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (b) neither the Company nor any of its Subsidiaries is or has been subject to any outstanding Order. To the Knowledge of the Company, there is no pending Proceeding or outstanding Order that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay, or would reasonably be expected to have the effect of preventing, impairing or materially delaying, consummation of the Merger.

Section 4.12 Compliance with Applicable Law.

(a) Except as (i) identified on Part 4.12 of the Company Disclosure Schedule or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is and, since January 1, 2015, has been, in compliance with all Applicable Laws and Orders. Neither the Company nor any of its Subsidiaries has received any notice since January 1, 2015 (i) of any administrative, civil or criminal investigation or audit by any Governmental Authority relating to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law or Order, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) (i) Each of the Company and its Subsidiaries has in effect all material Governmental Authorizations (including all Health Care Permits) necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted and (ii) there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancelation of, any such material Governmental Authorizations (including all Health Care Permits). The material Governmental Authorizations and all Health Care Permits

are valid and in full force and effect. There are no pending or, to the Knowledge of the Company, threatened claims, actions, suits or other Proceedings at law or in equity or investigations, in each case, before or by any Governmental Authority that would reasonably be expected to result in the revocation or termination of any Governmental Authorization that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted (including any Health Care Permit).

Section 4.13 Certain Business Practices. Since January 1, 2015, none of the Company nor any of its Subsidiaries, nor any of their respective officers, directors and, to the Knowledge of the Company, none of their Representatives on their behalf, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, the UK Bribery Act of 2010 or any comparable foreign Applicable Law.

Section 4.14 Material Contracts.

(a) Except (i) for this Agreement and (ii) as set forth in Part 4.14(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is party to (nor are any of their respective assets or properties bound by) any Contract that:

(i) contains covenants binding upon the Company or any of its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries to engage in any business or compete in any business or with any Person or operate in any geographic area or that prevents the Company or any of its Subsidiaries from entering into any new territory, market or field or freely engaging in business anywhere in the world, or which would have any such effect on Parent or any of its Affiliates after the Effective Time;

(ii) is a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, joint venture or other similar arrangement (other than with respect to any partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries or is a strategic partnership with one of the ten largest customers of the Company as determined by total payments in the prior fiscal year);

(iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond, mortgage or similar Contract pursuant to which any Indebtedness for borrowed money of the Company or any of its Subsidiaries, in each case other than notes with an aggregate outstanding principal amount less than or equal to $10,000,000, or any such Contract between or among any of the Company and any of its wholly-owned Subsidiaries;

(iv) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or prohibits the pledging of the capital stock of the Company or any of its Subsidiaries;

(v) is with the ten largest suppliers and customers of the Company or any of its Subsidiaries (as determined by total payments in the prior fiscal year);

(vi) has resulted or is expected to result in payments to or by the Company and its Subsidiaries of more than $60,000,000 in the aggregate for the prior or current fiscal year;

(vii) with respect to any acquisition and divestiture of assets or capital stock or other equity interests, is a Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations;

(viii) is a settlement, conciliation, or similar Contract with (x) any Governmental Authority or (y) pursuant to which the Company or any of its Subsidiaries has continuing obligations that materially restricts the operations of the Company, or such Subsidiary or Affiliate party thereto or that requires or would reasonably be likely to require the payment of more than $500,000 after the date of this Agreement;

(ix) is a Contract for the employment of any executive officer (other than on an at-will basis);

(x) is a change in control, transaction bonus, retention or similar Contract triggered by the execution of this Agreement or the consummation of the transactions contemplated hereby;

(xi) is a collective bargaining or other Contract with any labor union, works council, or other labor organization;

(xii) requires the Company or any of its Subsidiaries, directly or indirectly, to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly owned Subsidiaries) in any such case which is in excess of $1,000,000;

(xiii) (i) contains “most favored nation” pricing provisions from the Company or any of its Subsidiaries or its Affiliates in favor of or (ii) grants exclusive rights, rights of first refusal, rights of first negotiation or offer or similar rights to any customer;

(xiv) is for any real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries;

(xv) is a Government Contract;

(xvi) contains a commitment by the Company or any of its Subsidiaries to make any capital expenditure in excess of $1,500,000;

(xvii) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or any contract that is of the type that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Exchange Act;

(xviii) is between the Company or any of its Subsidiaries or Affiliates, on the one hand, and any director or officer of the Company or any of its Subsidiaries or Affiliates or any Person beneficially owning 5% or more of the outstanding shares of Company Common Stock, on the other hand, except for any Company Stock Plan;

(xix) requires or permits the Company or any of its Subsidiaries or Affiliates, or any successor to, or acquirer of the Company or any of its Subsidiaries or Affiliates, to make any payment to another Person as a result of a change of control of such party or gives another Person a right to receive or elect to receive such a payment;

(xx) is a Contract (i) granting to Company or any of its Subsidiaries license rights to any Intellectual Property Assets owned by a Third Party that are material to the Company and its Subsidiaries taken as a whole, excluding Contracts for commercially available Software involving annual payments of less than $500,000 in the aggregate or (ii) granting to a Third Party rights to any Intellectual Property Assets owned by Company or any of its Subsidiaries that are material to the Company and its Subsidiaries taken as a whole, excluding Software as a Service agreements and non-exclusive licenses entered into in the ordinary course of business consistent with past practices; or

(xxi) containing any standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of another Person.

(b) Each contract, arrangement, commitment or understanding of the type described above in Section 4.14(a), whether or not set forth in Part 4.14(a) of the Company Disclosure Schedule and whether or not entered into prior to or following the date of this Agreement, is referred to herein as a “Material Contract.” As of the date hereof, the Company has not received any written or, to the Knowledge of the Company, oral notice from any Person that such Person intends to terminate, not renew, or materially adversely change the amount of business under, any Material Contract. As of the date hereof, all of the Material Contracts are (A) valid and binding on the Company or any Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto, as applicable, and (B) in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any Subsidiary of the Company has, and to the Knowledge of the Company as of the date hereof, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of any Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and, as of the date hereof, neither the Company nor any Subsidiary of the Company has received written notice of any of the foregoing.

Section 4.15 Taxes. Other than with respect to Sections 4.15(e) and 4.15(f), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) (i) All Tax Returns of the Company and its Subsidiaries required by Applicable Law to be filed with any Taxing Authority have been filed when due (taking into account extensions), (ii) all such Tax Returns are true, correct, complete and prepared in compliance with Applicable Laws, and (iii) the Company and each of its Subsidiaries have timely paid (or have had paid on their behalf) all Taxes (including withholding Taxes) due and owing.

(b) Neither the Company nor any of its Subsidiaries has granted or is subject to any currently effective extension or waiver of the statute of limitations period applicable to any Tax assessment of deficiency.

(c) (i) No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed in writing by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved and (ii) there is no Proceeding pending or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax.

(d) There are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(e) During the three-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 or Section 361 of the Code.

(f) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) (i) Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return (other than the group of which the Company is the common parent); (ii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), operation of law, as a transferee or successor, or by contract (other than customary commercial or financial arrangements entered into the ordinary course of business); and (iii) neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract (or any similar agreement or contract with respect to any obligation incurred in connection with any reduction of Taxes of any Person) or has been a party to any such agreement for which the Company or any of its Subsidiaries may become liable (other than customary commercial agreements entered into in the ordinary course of business a principal purpose of which is not Taxes).

Section 4.16 Employee Benefit Plans.

(a) Part 4.16(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material Company Employee Plan. For purposes of this Agreement, the term “Company Employee Plan” shall mean, (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA, (ii) each employment, severance, change in control, retention or similar contract, plan, arrangement or policy and (iii) each other employee benefit Contract, plan, policy or arrangement including a plan, policy or arrangement providing for bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), other than any such contract, plan, arrangement or policy that is terminable “at will” (or following a notice period imposed by Applicable Law) and without any contractual obligation on the part of the Company or any Subsidiary of the Company to make any severance, termination, change in control, or other similar payment, which, in each case, is maintained, administered or contributed to by the Company or any Subsidiary of the Company or with respect to which the Company or any Subsidiary of the Company may have any liability; provided that the term “Company Employee Plan” shall not include any benefit plan mandated or pursuant to which the Company or its Subsidiaries is required to contribute under the laws of a country other than the United States and which such plan is maintained by a Governmental Authority.

(b) Neither the Company nor any ERISA Affiliate of the Company sponsors, maintains or contributes or is obligated to contribute to, or has in the past three years sponsored, maintained or contributed or has been obligated to contribute to, or has any liability or potential liability with respect to, any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that is subject to Title IV of ERISA or any multiemployer plan within the meaning of Section 4001(a)(3) or 3(37) of ERISA.

(c) Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by Applicable Laws, including ERISA and the Code; (ii) no events have occurred and, to the Knowledge of the Company, and no conditions exist with respect to any Company Employee Plan that would result in a payment or assessment by or against the Company of any material excise Taxes, fines, penalties or other liabilities under the Code, ERISA or Applicable Law; (iii) no litigation has commenced with respect to any Company Employee Plan and, to the Knowledge of the Company, no such litigation is threatened in writing and (iv) there are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in writing in connection with any Company Employee Plan.

(d) Except as set forth on Part 4.16(d) of the Company Disclosure Schedules, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to any severance pay or other compensation or benefits under any Company Employee Plan or otherwise; (ii) accelerate the time of payment, funding or vesting of any compensation or equity-based award; (iii) trigger any funding (through a grantor trust or otherwise) of compensation or benefits under any Company Employee Plan; or (iv) trigger any payment (whether in cash, property or the vesting of property) or benefit, increase the amount payable or trigger any other obligation pursuant to any Company Employee Plan or otherwise.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would (either alone or in conjunction with any other event) give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, reimburse or indemnify any individual with respect to any Taxes, including those imposed pursuant to Sections 409A or 4999 of the Code.

(f) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or its Subsidiaries except as required to comply with Section 4980B of the Code or any similar state law provision.

(g) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any Subsidiary of the Company, each Company Employee Plan that is mandated by a government other than the United States or subject to the Applicable Laws of a jurisdiction outside of the United States has been maintained, funded and operated in all material respects in accordance with the applicable plan document and all Applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment.

Section 4.17 Labor and Employment Matters.

(a) Except as (i) identified on Part 4.12(a) of the Company Disclosure Schedule, or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in material compliance with all Applicable Laws respecting labor and employment matters, including those respecting labor and employment practices, terms and conditions of employment, mass layoffs and plant closings, withholding and payment of payroll Taxes, classification of workers and employees, immigration (including the verification of I-9s for all employees and the proper confirmation of employee visas, where required by Applicable Law), equal opportunity (including compliance with any affirmative action plan obligations), workers’ compensation, unemployment insurance and wages and hours, including, to the extent applicable, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and state anti-discrimination laws. Except as (i) identified on Part 4.11(a) of the Company Disclosure Schedule, or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company (A) the Company has not received notice of any audits or investigations pending or scheduled by any Governmental Authority pertaining to the labor and employment practices of the Company or any Subsidiary of the Company and (B) no complaints relating to labor and employment practices of the Company or any Subsidiary of the Company have been made to any Governmental Authority or submitted to the Company or any Subsidiary of the Company.

(b) Except as identified in Part 4.14(a)(xi) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company is a party to, or otherwise bound by, any collective bargaining or other Contract with any labor union, works council, or other labor organization. Neither the Company nor any Subsidiary of the Company is subject to any charge, demand, petition or representation Proceeding seeking to compel, require or demand it or any of them to bargain with any labor union or labor organization. Since January 1, 2015, there has not been any pending or, to the Knowledge of the Company, threatened labor strike, lockout, work stoppage, material grievance, material labor-related arbitration or other material labor dispute involving or affecting the Company or any Subsidiary of the Company. To the Knowledge of the Company, since January 1, 2015, there have been no labor organizing activities with respect to any employees of the Company or any Subsidiary of the Company.

Section 4.18 Insurance. Part 4.18 of the Company Disclosure Schedule lists all material insurance policies covering the assets, business, equipment, properties, operations, employees, officers of directors of the Company and its Subsidiaries as of the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) all such insurance policies are in full force and effect and all premiums due and payable thereon have been paid; (b) neither the Company nor any of its Subsidiaries is in breach of or default under any of such insurance policies; and (c) since January 1, 2015, neither the Company nor any of its Subsidiaries has received any notice of termination or cancelation or denial of coverage with respect to any insurance policy.

Section 4.19 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) since January 1, 2015, the Company and its Subsidiaries have been in compliance with all Environmental Laws;

(ii) since January 1, 2015, the Company and its Subsidiaries hold all Environmental Permits required for the operation of the business of the Company and its Subsidiaries as currently conducted and have been in compliance with the terms and conditions of such Environmental Permits;

(iii) since January 1, 2015, no claim or written notice has been pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or has liability under, any Environmental Law; and

(iv) to the Knowledge of the Company, during the three years immediately prior to the date hereof, no Hazardous Substance has been released or exposed to any Person, or has contaminated any property or facility, so as to give rise to any liability for the Company or any of its Subsidiaries under any Environmental Law.

Section 4.20 Intellectual Property.

(a) Part 4.20(a) of the Company Disclosure Schedule contains a complete list of all Patents, registered Marks, pending applications to register Marks and registered Copyrights and pending applications to register Copyrights, in each such case that are included in the Company Intellectual Property Assets. The Company and its Subsidiaries (i) solely and exclusively own the Company Intellectual Property Assets listed on Part 4.20(a), all of which are subsisting and, to the Knowledge of the Company, valid and enforceable; and (ii) own, or have the right to use, all other Intellectual Property Assets used in, or necessary for, the conduct of their business, free and clear of all Liens, other than Permitted Liens, except (A) that the representation in this clause (ii) is made to the Knowledge of the Company with respect to any Patents owned by a Third Party and (B) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No material Company Intellectual Property Asset is subject to any outstanding Order restricting the use or ownership thereof.

(b) All Patents, Marks and Copyrights included in the Company Intellectual Property Assets that are issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, canceled or abandoned, except for such issuances, registrations or applications that the Company or any of its Subsidiaries has permitted to expire or has canceled or abandoned in its reasonable business judgment, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) In the three years immediately prior to the date hereof, there have been, and as of the date hereof there are, no legal disputes or claims pending, or, to the Knowledge of the Company, threatened in writing, alleging infringement or misappropriation or other violation of any Intellectual Property Assets of any Person (“Third Party Rights”) by the Company or any of its Subsidiaries, or contesting the validity, ownership, enforceability, registrability, use, or scope of any Company Intellectual Property Asset, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) In the three years immediately prior to the date hereof, the operation of the business of the Company and its Subsidiaries has not infringed, misappropriated or otherwise violated any Third Party Right, except (i) that the representation in this clause (d) is made to the Knowledge of the Company with respect to any Patents owned by a Third Party and (ii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) To the Knowledge of the Company, there is no infringement, misappropriation or other violation by any Person of any of the Company Intellectual Property Assets, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) All former and current employees, consultants and independent contractors of the Company or its Subsidiaries who have contributed to the development of any material product, service or Intellectual Property Asset owned or purported to be owned by the Company or its Subsidiaries did so either (i) within the scope of his or her employment such that, subject to and in accordance with Applicable Law, all right, title and interest in and to such products, services or Intellectual Property Assets became the exclusive property of the Company or the applicable Subsidiary or (ii) pursuant to written agreements assigning to the Company or the applicable Subsidiary all right, title and interest in and to such products, services or Intellectual Property Assets.

(g) The Company and its Subsidiaries have taken reasonable security measures to protect the (i) confidentiality of Confidential Information included in the Company Intellectual Property Assets, and (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company Systems, including protecting against unauthorized use, access, interruption, modification or corruption, and implementing and complying with, commercially reasonable data backup, disaster avoidance, recovery, and business continuity policies and procedures. There has not occurred any material failure, breakdown, outage, continued substandard performance, breach, unauthorized use, or other adverse event affecting any Company Systems.

(h) No Software owned or purported to be owned by the Company (“Company Software”) or its Subsidiaries contains, incorporates, links or is otherwise used in connection with any Open Source Software in a manner that obligates the Company or its applicable Subsidiary to disclose, make available, offer or deliver any portion of the source code of such Company Software or component thereof to any Third Party, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Part 4.20(h) of the Company Disclosure Schedule, no material Company Software source code has been made available to any Person and the Company and its Subsidiaries are not subject to any such obligation (contingent or otherwise).

(i) For purposes of this Agreement:

(i) “Company Intellectual Property Assets” means all Intellectual Property Assets owned by the Company and its Subsidiaries.

(ii) “Company Systems” means the Software, network and other computer systems owned, licensed or leased by the Company or any of its Subsidiaries, including all data stored thereon or transmitted thereby.

(iii) “Intellectual Property Assets” means all intellectual property and proprietary rights worldwide, including:

(A) patents and patent applications, including any continuations, divisionals, continuations-in-part, renewals, reissues, revisions, extensions and re-examinations (collectively, “Patents”);

(B) trade names, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks, trade dress and related registrations and applications for registration, any other indicia of origin, and all goodwill related thereto (collectively, “Marks”);

(C) copyrights in both published and unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications (collectively, “Copyrights”); know-how and confidential information, including inventions, discoveries and invention disclosures, research in progress, algorithms, data, databases, data collections, designs, processes, formulae, schematics, blueprints, flow charts, models, strategies and prototypes (collectively, “Confidential Information”); and

(D) Software.

(iv) “Open Source Software” means any Software (in source or object code form) that is subject to (A) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (B) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (1) disclosed, distributed, made available, offered, licensed or delivered in source code form, (2) licensed for the purpose of making derivative works, (3) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (4) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

Section 4.21 Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have title, in fee or valid leasehold, easement or other rights, to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted. Part 4.21 of the Company Disclosure Schedule, sets forth a list of the real property owned by the Company and its Subsidiaries.

Section 4.22 Data Privacy. The Company and each of its Subsidiaries have in all material respects implemented the controls required to preserve the confidentiality of personally identifiable information of any natural persons, individually identifiable health information defined as “protected health information” under 45 C.F.R 160.103 obtained from employees, customers, contractors and research subjects that the Company and its Subsidiaries are obligated to maintain in confidence (collectively, “Personal Information”) that is owned or held by the Company and each Subsidiary. Since January 1, 2015, the Company and its Subsidiaries are and have been in material compliance with the Company’s and its Subsidiaries’ privacy and security policies, the requirements of any Contract to which the Company or its Subsidiary is a party, and the consents and authorizations pursuant to which Personal Information was disclosed to the Company or its Subsidiaries, in each case in connection with the Company’s and its Subsidiaries’ collection, processing, storage, transfer, disclosure and/or use of Personal Information. The Company and its Subsidiaries have commercially reasonable physical, technical, organizational and administrative security measures and policies in place, which are communicated to employees with access to Personal Information, to protect all Personal Information collected by them or on their behalf from and against unauthorized access, use and/or disclosure. Since January 1, 2015, there has been (i) no material security or privacy breach of any Personal Information and (ii) no material unauthorized access to or use of any Personal Information.

Section 4.23 State Takeover Laws. As of the date hereof and as of the Effective Time and assuming the accuracy of each of Parent’s and Merger Sub’s representation and warranty set forth in Section 5.12, the Company Board has taken all action necessary and appropriate to render Chapters 110C, 110D and 110F of the Massachusetts General Laws inapplicable to this Agreement, the Merger and the other transactions contemplated hereby.

Section 4.24 Brokers’ Fees. Except for Goldman, Sachs & Co. and Chestnut Securities, Inc., there are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Company or any of its Subsidiaries who are entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement. A true and correct copy of the engagement letter between the Company and each of (i) Goldman, Sachs & Co. LLC and (ii) Chestnut Securities Inc., in each case pursuant to which such fees and expenses are to be paid has been delivered to Parent prior to the date of this Agreement, and as of the date hereof such engagement letter has not been modified, amended supplemented or waived.

Section 4.25 Opinion of Financial Advisor. Goldman, Sachs & Co. LLC has delivered to the Company Board an oral opinion (to be confirmed by delivery of a written opinion) to the effect that, as of the date of this Agreement and based upon and subject to the assumptions, qualifications, matters and limitations set forth in the written opinion of Goldman, Sachs & Co. LLC, the Merger Consideration to paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. A signed copy of the written opinion of Goldman, Sachs & Co. LLC shall be delivered to Parent as soon as practicable after receipt thereof by the Company, for information purposes only.

Section 4.26 Compliance with Health Care Laws.

(a) Except as set forth on Part 4.26 of the Company Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is and, since January 1, 2015, has been, in compliance with all applicable Health Care Laws.

(b) Except as set forth on Part 4.26 of the Company Disclosure Schedule, since January 1, 2015, neither the Company nor any of its Subsidiaries has received any notice or communication from any Governmental Authority, and there is no pending or, to the Knowledge of the Company, threatened Proceeding or other action from any Governmental Authority, of or asserting any noncompliance by, or liability of, the Company or its Subsidiaries under any Health Care Law.

(c) None of the Company, its Subsidiaries, or their respective directors, officers, employees and, to the Knowledge of the Company, agents, has been debarred, disqualified, suspended, or excluded from participation in any foreign, federal or state health care program or governmental program or under any Health Care Law. None of the Company, its Subsidiaries, or their respective directors, officers, employees or, to the Company’s knowledge, agents, has been prosecuted or convicted of any crime for which debarment is mandated or authorized under any Health Care Law.

(d) Except as set forth on Part 4.26 of the Company Disclosure Schedule, all laboratory facilities owned, leased, or employed by the Company or its Subsidiaries are, to the extent required by Applicable Law, being operated in compliance with the FDA’s current good laboratory practices regulations, the FDA’s current good manufacturing practices regulations, the Clinical Laboratory Improvement Amendments of 1988, as amended, and the equivalent applicable requirements of any state or local law or any foreign jurisdiction.

(e) Except as set forth on Part 4.26 of the Company Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the clinical trial services performed by the Company and its Subsidiaries have since January 1, 2015 been performed in accordance with, in all material respects, the standards established by Health Care Laws, the applicable clinical trial protocols, and any Contract governing the performance of such services. Except as set forth on Part 4.25 of the Company Disclosure Schedule, the Company and its Subsidiaries have not received any written notice since January 1, 2015 claiming that a clinical trial with respect to which the Company or its Subsidiary provided services was closed or suspended, or that the data from any clinical trial will not be accepted by the FDA or similar regulatory authorities in other jurisdictions, as a result of any action or failure to act on the part of the Company or any of its Subsidiaries in material contravention of the relevant Contract or Applicable Law.

(f) The Company and each of its Subsidiaries has since January 1, 2015 obtained and maintained all Institutional Review Board (“IRB”), ethics committee or other required approvals of clinical trials conducted, supervised or monitored by the Company and its Subsidiaries to the extent required by Health Care Law or its customer Contracts and no such IRB, ethics committee or other required approval has ever been suspended or terminated due to acts or omissions of the Company or any of its Subsidiaries. Since January 1, 2015, to the extent the Company and its Subsidiaries conducted, supervised or monitored clinical trials, the Company and its Subsidiaries have operated in accordance with the requirements of, and any limitations imposed by, the approving IRB or ethics committee.

Section 4.27 Government Contracts; Trade Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2015, the Company and its Subsidiaries have established and maintain adequate internal controls for compliance with each of their Government Contracts and, since January 1, 2015, all invoices submitted in connection with any Government Contract were current, accurate and complete in all material respects upon submission. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2015, neither the Company nor any of its Subsidiaries has (i) been suspended or debarred from Government Contracts by any Governmental Authority; (ii) been audited or investigated by any Governmental Authority with respect to any Government Contract; (iii) conducted or initiated any internal investigation or made a voluntary or mandatory disclosure to any Governmental Authority with respect to any irregularity, misstatement or omission arising under or relating to a Government Contract; (iv) received from any Governmental Authority any notice of breach, cure, show cause or default with respect to any Government Contract; or (v) had any Government Contract terminated by any Governmental Authority for default or failure to perform. Since January 1, 2015, none of the Company nor any of its Subsidiaries, nor any of their respective officers and directors and to the Knowledge of the Company, none of their Representatives acting on their behalf, has been (i) the subject or target of Sanctions or (ii) in violation of applicable Sanctions, import or export Applicable Laws or Orders or U.S. anti-boycott Applicable Laws or Orders.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Sub is a limited liability company or corporation, as applicable, duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation and has all limited liability company or corporate powers, as applicable required to carry on its business as now conducted.

Section 5.02 Corporate Authorization. Each of Parent and Merger Sub has all requisite limited liability company or corporate, as applicable, power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary limited liability company or corporate, as applicable, action on the part of Parent and Merger Sub, subject to Parent delivering the consent of the sole stockholder referred to in Section 5.06. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

Section 5.03 Governmental Authorization.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts (and the payment of related filing fees) and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of (x) the HSR Act and (y) any other Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) As of the date of this Agreement, neither Parent nor Merger Sub is aware of any fact or circumstance relating to its or any of its Affiliates’ (including any portfolio company Affiliate) respective businesses, assets, liabilities, operations or legal status that would reasonably be expected to impair the ability of the parties to obtain, on a timely basis, any expiration of any waiting period or any authorization, consent, order, declaration or approval of any Governmental Authority necessary and, as of the date of this Agreement, required under Applicable Law for the consummation of the transactions contemplated by this Agreement.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both) (a) result in any violation or breach of any provision of the certificate of incorporation or bylaws (or similar governing documents) of Parent or the articles of organization or bylaws of Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, result in a violation or breach of any provision of any Applicable Law or Order, or (c) require any consent or approval under, violate, result in any breach of or default under, or result in termination or give to others any right of termination, of any Contract to which Parent, Merger Sub or any other Subsidiary of Parent is a party, or by which any of their respective properties or assets are bound, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Capitalization and Operation of Merger Sub. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Closing Date will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Closing Date will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

Section 5.06 No Vote of Parent Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Merger or the other transactions contemplated by this Agreement. The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 5.07 Litigation. As of the date hereof, (i) there is no Proceeding pending against or, to the knowledge of Parent, threatened in writing against or affecting, Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) neither Parent nor any of its Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.08 Available Funds. Parent has delivered to the Company true, correct and complete fully executed copies of (i) the Equity Commitment Letter from the Sponsor to invest, on the terms and subject only to the conditions expressly stated therein, cash in the aggregate amount set forth therein (the “Equity Financing”), (ii) a commitment letter (together with all exhibits, schedules, and annexes thereto) from the financial institutions identified therein (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitment Letters”) to provide, on the terms and subject only to the conditions expressly stated therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, the “Financing”) and (iii) all fee letters (subject to redactions of fee amounts and pricing terms, including in any “market flex”

and/or “securities demand” provisions, so long as such redaction does not cover terms that could affect the conditionality, amount, timing, availability or termination of the Financing) in connection therewith (collectively, the “Fee Letter”). As of the date hereof, none of the Financing Commitment Letters has been withdrawn, terminated, repudiated, rescinded, supplemented, amended or modified, no terms thereunder have been waived, and no such withdrawal, termination, repudiation, rescission, supplement, amendment, modification or waiver is contemplated. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Commitment Letters due and payable as of the date hereof. The net proceeds contemplated by the Equity Commitment Letter and the Debt Commitment Letter (both before and after giving effect to any “flex” provisions contained in the Fee Letter) will, in the aggregate be sufficient for Parent and Merger Sub and the Surviving Corporation to pay all amounts required to be paid in connection with the Merger and the transactions contemplated in this Agreement and Financing Commitment Letters (including, without limitation, payment of the Aggregate Merger Consideration, repayment or refinancing of debt of the Company and its Subsidiaries contemplated by this Agreement or the Debt Commitment Letter, and payment of any other fees and expenses and obligations required to be paid or satisfied by Parent or Merger Sub in connection with the transactions contemplated by this Agreement and the Financing (collectively, the “Required Amounts”)). The Financing Commitment Letters are, as to Parent, Merger Sub and, to the knowledge of Parent and Merger Sub, the other parties thereto, enforceable against such Persons in accordance with their terms, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Applicable Laws affecting creditors’ rights generally and by general principles of equity. As of the date hereof, the Financing Commitment Letters are in full force and effect and constitute the legal, valid and binding obligation of Parent and Merger Sub (as applicable), and to the knowledge of Parent and Merger Sub, the other parties thereto; and no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach under any of the Financing Commitment Letters or the Fee Letter. Parent does not have any reason to believe (both before and after giving effect to any “flex” provisions contained in the Fee Letter) that any of the conditions to the funding of the full amount of the Financing will not be satisfied on a timely basis or that the amount of the Financing necessary to fund the Required Amounts will not be available to Parent or Merger Sub on the date of the Closing, assuming the conditions set forth in Sections 7.01 and 7.02 are satisfied at Closing. Neither Parent nor Merger Sub is aware of any fact, event or other occurrence that makes any of the representations or warranties of Parent or Merger Sub in any Financing Commitment Letters misleading or inaccurate in any material respect. The Financing Commitment Letters contain all of the conditions precedent and other conditions and contingencies to the obligations of the parties thereunder to make the full amount of the Financing available to Parent on the terms therein. Other than the Debt Commitment Letter, the Equity Commitment Letter, the Fee Letter and related engagement letter, there are no side letters or other agreements, arrangements or understandings (written or oral) to which Parent or any of its Affiliates is a party related (directly or indirectly) to the Financing other than as expressly set forth in the Financing Commitment Letters. The obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s, their respective Affiliates’ or any other Person’s (including, for the avoidance of doubt, the Company’s or any Subsidiary of the Company’s) ability to obtain the Financing.

Section 5.09 Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the transactions contemplated by this Agreement, including the Financing and the payment of the Aggregate Merger Consideration, (b) any repayment or refinancing of debt contemplated in this Agreement or the Financing Commitment Letters, (c) the accuracy of the representations and warranties of the Company set forth in Article 4 hereof, (d) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and (e) payment of all related fees and expenses, Parent, the Surviving Corporation and their respective Subsidiaries, taken as a whole, will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (x) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (y) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (z) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.10 Guarantee. Parent has furnished the Company with a duly executed, true, complete and correct copy of the Guarantee. As of the date hereof, the Guarantee is in full force and effect. As of the date hereof, the Guarantee is (i) a legal, valid and binding obligation of the Guarantor and (ii) to the knowledge of Parent and Merger Sub, enforceable in accordance with its respective terms against such Guarantor. (i) There is no breach or default under the Guarantee by the Guarantor, and (ii) no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) thereunder by the Guarantor.

Section 5.11 Absence of Certain Agreements. As of the date hereof, neither Parent, Merger Sub nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any shareholder of the Company would be entitled to receive, in respect of any share of Company Common Stock, consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (ii) pursuant to which any shareholder of the Company or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent or Merger Sub in connection with the transactions contemplated by this Agreement. As of the date hereof, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Parent, Merger Sub, the Sponsor or any of their respective Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement. None of Parent, Merger Sub, the Guarantor, the Sponsor (or any of their respective Affiliates) has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Company or any of its Subsidiaries in connection with the Merger.

Section 5.12 Stock Ownership. Neither Parent nor Merger Sub is, or at any time for the past three years has been, an “interested shareholder” of the Company as defined in Chapter 110F of the Massachusetts General Laws. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any shares of Company Common Stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of Company Common Stock.

Section 5.13 Brokers’ Fees. Except for Perella Weinberg Partners LP, there is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE 6

COVENANTS

Section 6.01 Conduct of the Company. Except for matters (i) expressly required by this Agreement, (ii) set forth on Part 6.01 of the Company Disclosure Schedule, (iii) required by Applicable Law or the rules or regulations of Nasdaq or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in the ordinary course, consistent with past practice, and use its commercially reasonable efforts to preserve substantially intact its Governmental Authorizations, business organization, assets and material relationships and maintain the services of its officers and employees, and (y) without limiting the generality of the foregoing, the Company shall not, and shall cause each of its Subsidiaries not to:

(a) amend the Company Articles or Company Bylaws, or amend in a manner materially adverse to the Company, any certificate of incorporation or bylaws, or other comparable charter or organizational documents, of the Company’s Subsidiaries;

(b) (i) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any capital stock or other equity interests (or securities convertible or exchangeable therefor) of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent, (ii) split, combine, subdivide or reclassify any capital stock or other equity interests of the Company or any of its Subsidiaries (or securities convertible or exchangeable therefor), (iii) except as otherwise provided in Section 6.01(c), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock or other equity interests of the Company or any of its Subsidiaries (or securities convertible or exchangeable therefor), or (iv) purchase, redeem or otherwise acquire any Company Securities, except for acquisitions of shares of Company Common Stock by the Company in satisfaction by holders of Company Equity Awards of the applicable exercise price and/or withholding taxes or in accordance with the terms of the ESPP;

(c) (x) issue, deliver, sell, announce, pledge, transfer, subject to any Lien or grant or otherwise encumber or dispose of any Company Securities or incur any obligation to make any payments to any Person based on the price or value of any Company Securities, other than (i) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or pursuant to the terms of Company RSU Awards or Company PRSU Awards that are outstanding on the date hereof, in each case in accordance with the applicable equity award’s terms as in effect on the date hereof, (ii) grants or awards of Company Securities required to be made pursuant to the terms of existing employment or other compensation agreements or arrangements as in effect as of the date hereof or (iii) the issuance of shares of Company Common Stock in connection with the ESPP in accordance with Section 2.06(e) or (y) amend any term of any Company Security or any outstanding share of capital stock of, or other equity interest in, any Subsidiary of the Company;

(d) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(e) (i) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the Company’s or its Subsidiaries’ current or former directors, employees, independent contractors or executive officers, except for (A) increases required to be made pursuant to the terms of existing employment or other compensation agreements or arrangements as in effect as of the date hereof or (B) increases required under the existing terms of any Company Employee Plan; (ii) grant or increase any severance or termination pay to the Company’s or its Subsidiaries’ current or former directors, employees, independent contractors or executive officers, except as required under the existing terms of a Company Employee Plan; (iii) establish, adopt, amend, enter into or terminate any material Company Employee Plan (including any plan, agreement or arrangement that would be a Company Employee Plan if in effect on the date hereof), other than as required under Applicable Law or general amendments to any broad-based Company Employee Plan made in the ordinary course of business consistent with past practice; (iv) take any action to accelerate the vesting, payment or funding of compensation or benefits under a Company Employee Plan or otherwise, except for any funding in the ordinary course of business consistent with past practice; or (v) hire or terminate (other than for “cause”) any employee or executive officer of the Company or its Subsidiaries with annual compensation in excess of $325,000, except for any hires made in replacement of any employee or executive officer of the Company or its Subsidiaries with annual compensation in excess of $325,000 on substantially equivalent economic terms;

(f) acquire any business, assets or capital stock of, or make any loans, advances or capital contributions to, any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, entrance into a joint venture or otherwise), or make any loans, advances or capital other than one or more acquisitions in the ordinary course of business that, individually or in the aggregate, involve a purchase price or other consideration of not more than $10,000,000, other than loans, advance or capital to any wholly-owned Subsidiary of the Company in the ordinary course of business;

(g) sell, lease, license, pledge, transfer, abandon, subject to any Lien or otherwise dispose of any Company Intellectual Property Assets, material assets, material properties or other assets or properties with a fair market value of more than $10,000,000, except (i) non-exclusive licenses of Company Intellectual Property Assets to customers, contractors, distributors, resellers, partners or suppliers of the Company and its Subsidiaries in the ordinary course of business consistent with past practice, (ii) sales of inventory or used equipment in the ordinary course of business consistent with past practice, or (iii) Permitted Liens incurred in the ordinary course of business consistent with past practice;

(h) agree to any exclusivity, non-competition or similar provision or covenant restricting the Company or any of its Subsidiaries from competing in any line of business or with any Person or in any area or engaging in any activity or business, or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Parent or any of its Affiliates after the Effective Time;

(i) change any of the accounting methods used by the Company materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company SEC Documents;

(j) except for extensions of credit under the Company’s current credit facilities in the ordinary course of business and except for intercompany loans between the Company and any of its wholly-owned Subsidiaries or between any wholly-owned Subsidiaries of the Company, (i) incur, issue, or otherwise become liable for additional Indebtedness for borrowed money in excess of $10,000,000 or (ii) assume, guarantee or endorse the obligations of any Person (other than the Company or any of its Subsidiaries), in each case, in excess of $5,000,000;

(k) (i) make any material change to a method of Tax accounting, (ii) make, revoke or change any material Tax election, (iii) surrender any claim for a refund of a material amount of Taxes, (iv) enter into any closing agreement with respect to any material amount of Taxes, (v) amend any material Tax Return or (vi) settle or compromise any Proceeding with respect to a material amount of Taxes;

(l) (i) implement or announce any employee layoffs that could implicate the Worker Adjustment Retraining and Notification Act or any similar Applicable Law or (ii) unless required by Applicable Law, recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(m) make or authorize any capital expenditures, other than (i) capital expenditures consistent with the Company’s capital expenditure budget Made Available to Parent and (ii) other capital expenditures in an amount not to exceed $1,000,000 individually or $5,000,000 in the aggregate;

(n) settle or compromise, or propose to settle or compromise, any claim or Proceeding involving the Company or any of its Subsidiaries involving monetary payment by the Company or any of its Subsidiaries in excess of $3,000,000 in the aggregate or which otherwise involves material non-monetary relief;

(o) (i) except for amendments, renewals or terminations in the ordinary course of business consistent with past practice that would not be adverse in any material respect to the Company and its Subsidiaries, modify, amend, waive, fail to enforce (in each case, in any material respect), assign to any Third Party (except with respect to subcontracting) or terminate any Material Contract or (ii) enter into a Contract that would be a Material Contract if entered into prior to the date hereof; or

(p) authorize, commit or agree to take any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time. In addition, notwithstanding the foregoing, nothing in this Section 6.01 shall restrict the Company and its Subsidiaries from, or require the consent of Parent prior to, engaging in any transaction or entering into any agreement (i) exclusively among the Company and its wholly-owned Subsidiaries or (ii) in respect of interest rate protection, commodity or currency hedge, swaps, puts, calls, options or similar derivative products in the ordinary course of business consistent with past practice and which such transaction or agreement can be terminated at Closing without incurring any penalties, breakage fees or other similar costs.

Section 6.02 Unsolicited Proposals.

(a) Subject to Section 6.03(b) and Section 6.03(c) and except as permitted by this Section 6.02, until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.01:

(i) the Company shall not, and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly (other than with respect to Parent and Merger Sub), (A) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information) any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (B) knowingly engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding an Acquisition Proposal or any inquires, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any Third Party information or provide to any Third Party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating an Acquisition Proposal or any inquires, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal, (C) approve, endorse or enter into any letter of intent, agreement, Contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.02(b)) or other arrangement with respect to an Acquisition Proposal or enter into any agreement, Contract or commitment or other arrangement requiring the Company to abandon, terminate, breach or fail to consummate the transactions contemplated by this Agreement or (D) resolve or agree to do any of the foregoing; and

(ii) the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate any existing solicitations, encouragements, discussions or negotiations with any Third Party theretofore conducted by the Company, its Subsidiaries or its or their respective Representatives with respect to an Acquisition Proposal, and promptly (and, in any event, within 24 hours) following the date hereof, the Company shall request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such Third Party be returned or destroyed and shall use commercially reasonable efforts to cause the return or destruction thereof.

(b) Notwithstanding anything to the contrary contained in Section 6.02(a), if, at any time on or after the date hereof, but prior to obtaining the Shareholder Approval, (i) the Company receives an unsolicited written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not, directly or indirectly, result from or principally arise out of a material breach of this Section 6.02, (iii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and (iv) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company may (A) furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, however, that the Company (1) will not, and will cause its Subsidiaries and its or their respective Representatives not to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement and (2) will promptly (and in any event within 24 hours) provide to Parent any material non-public information or other data or information concerning the Company or its Subsidiaries or access provided to such Third Party, in each case which was not previously provided to Parent. Notwithstanding anything to the contrary contained in Section 6.02(a), the Company and its Representatives may (x) following the receipt of an Acquisition Proposal from a Third Party, and provided that such Acquisition Proposal did not, directly or indirectly, result from or principally arise out of a material breach of this Section 6.02, contact such Third Party solely in order to clarify and understand the terms and conditions of an Acquisition Proposal made by such Third Party in order to permit the Company Board to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and (y) direct any Persons to this Agreement, including the specific provisions of this Section 6.02.

(c) The Company shall as promptly as practicable (and in any event within 24 hours) notify Parent of the Company’s receipt of any Acquisition Proposal, or any inquires, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal, or of any requests for information or access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case in connection with an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, which notification shall include (i) a copy of the applicable written Acquisition Proposal or other inquiry, proposal or offer (or, if oral, the material terms and conditions of such Acquisition Proposal or other inquiry, proposal or offer) and (ii) the identity of the Third Party making such Acquisition Proposal, inquiry, proposal, offer or information or access request. The Company shall thereafter keep Parent reasonably informed on a reasonably current basis (and in any event within 24 hours) of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal or other inquiry, proposal or offer, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation setting forth or related to the material terms of such Acquisition Proposal or other inquiry, proposal or offer that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal and the Company or its Subsidiaries (or its or their respective Representatives) within 24 hours after exchange thereof.

(d) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver or termination of any provision of, any standstill or similar agreement to which any of the Company or any Subsidiary of the Company is a party, other than to the extent the Company Board determines in good faith, after consultation with outside legal counsel, that failure to provide such waiver, release or termination would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law.

(e) Notwithstanding anything to the contrary in this Section 6.02, the Company agrees that in the event any Subsidiary or Representative takes any action which, if taken by the Company, would constitute a breach by the Company of this Section 6.02, then the Company shall be deemed to have so breached this Section 6.02.

Section 6.03 Company Recommendation.

(a) Subject to Section 6.03(b) and Section 6.03(c), the Company Board shall not (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in any manner adverse to the transactions contemplated by this Agreement, Parent or Merger Sub, the Company Recommendation, (ii) adopt or recommend, or publicly propose to adopt or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any Third Party tender offer or exchange offer for the shares of Company Common Stock within ten Business Days after commencement of such offer, (iv) approve, endorse or enter into, or publicly propose to approve, endorse or enter into, or cause or permit the Company or any Subsidiary of the Company to execute, or enter into, any letter of intent, agreement, Contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.02(b)) or other arrangement constituting or that would reasonably be expected to lead to an Acquisition Proposal or enter into any agreement, Contract or commitment or other arrangement requiring the Company to abandon, terminate, breach or fail to consummate the transactions contemplated by this Agreement, (v) fail to include the Company Recommendation in the Proxy Statement or (vi) resolve or publicly propose to take any action described in the foregoing clauses (i) through (v) (each of the foregoing actions described in clauses (i) through (vi) being referred to as an “Adverse Recommendation Change”).

(b) (i) Subject to the Company’s compliance with Sections 6.02 and 6.03, at any time prior to obtaining the Shareholder Approval, the Company Board may, if it determines in good faith (after consultation with its financial advisor and outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, (A) make an Adverse Recommendation Change in response to either (1) a Superior Proposal received after the date hereof or (2) any material fact, event, change, development or circumstance not known or reasonably foreseeable by the Company Board as of the date hereof (or, if known, the consequences of which were not known nor reasonably foreseeable) and not relating to any Acquisition Proposal (such fact, event, change, development, circumstance or consequences thereof, an “Intervening Event”) or (B) cause the Company to terminate this Agreement pursuant to Section 8.01(h) and authorize the Company to enter into a definitive agreement providing for a transaction that constitutes a Superior Proposal (which agreement shall be entered into substantially concurrently with such termination), subject in each case to compliance with the terms of paragraph (ii) or (iii) below, as applicable.

(ii) In the case of a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made and (y) no termination of this Agreement pursuant to Section 8.01(h) may be made, in either case:

(A) until after the third Business Day following written notice from the Company advising Parent that the Company Board intends to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(h) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the Third Party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of two Business Days, and compliance with this Section 6.03(b) with respect to such new notice);

(B) unless during such three Business Day period (or two Business Day period following an amended proposal), the Company and its Subsidiaries shall, and shall cause their respective Representatives to, to the extent requested by Parent, negotiate with Parent and its Representatives in good faith to make such adjustments to the terms and conditions of this Agreement, the Guarantee and the Financing Commitment Letters as would enable the Company Board to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate this Agreement; and

(C) unless, following the expiration of such three Business Day period (or two Business Day period following an amended proposal), the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into consideration any amendments to this Agreement, the Guarantee and the Financing Commitment Letters proposed by Parent, (x) that the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law and (y) that such Acquisition Proposal continues to be a Superior Proposal.

(iii) In the case of an Intervening Event, no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made:

(A) until after the third Business Day following written notice from the Company advising Parent that the Company Board intends to take such action and specifying the facts underlying the determination by the Company Board that an Intervening Event has occurred, and the facts underlying and the reason for the Adverse Recommendation Change, in each case in reasonable detail (a “Notice of Intervening Event”);

(B) unless during such three Business Day period, the Company and its Subsidiaries shall, and shall cause their respective Representatives to, to the extent requested by Parent, negotiate with Parent and its Representatives in good faith to enable Parent to amend this Agreement, the Guarantee and the Financing Commitment Letters in such a manner that obviates the need for an Adverse Recommendation Change; and

(C) unless, following the expiration of such three Business Day period, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into consideration any amendments to this Agreement, the Guarantee and the Financing Commitment Letters proposed by Parent, that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law.

The provisions of this Section 6.03(b)(iii) shall also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change shall require a new Notice of Intervening Event and the Company shall be required to comply again with the provisions of this Section 6.03(b)(iii), except that any reference to three Business Days shall instead be to two Business Days.

(c) Nothing contained in Section 6.02 or this Section 6.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (ii) making any disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board or any committee thereof, after consultation with outside legal counsel, the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law or any disclosure requirements under Applicable Law; provided that (x) the Company and the Company Board may not effect an Adverse Recommendation Change except as permitted by Section 6.03(b)(ii); and (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act, which actions shall not, in and of themselves, constitute or be deemed to constitute an Adverse Recommendation Change.

Section 6.04 Approval of Merger Agreement.

(a) As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare a proxy statement in preliminary form for the Shareholder Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, including the form of proxy, the “Proxy Statement”). Subject to the receipt from Parent and Merger Sub of the information regarding Parent, Merger Sub and their Affiliates, as applicable, described below in this Section 6.04(a), the Company shall file the Proxy Statement with the SEC as promptly as reasonably practicable (and no later than 20 Business Days) after the date hereof. The Company shall use commercially reasonable efforts to respond to and resolve as promptly as reasonably practicable any comments received from the SEC or its staff concerning the Proxy Statement, and shall cause the Proxy Statement to be mailed to its shareholders as promptly as reasonably practicable after the resolution of any such comments. The Company shall notify Parent and Merger Sub promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply the others with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate, and shall cause their Affiliates to cooperate, with the Company in connection with the preparation and filing of the Proxy Statement, including using reasonable best efforts to promptly furnish to the Company in writing upon request any and all information relating to Parent, Merger Sub and their respective Affiliates as may be required to be set forth in the Proxy Statement under Applicable Law. Parent shall ensure that such information supplied by it and its Affiliates in writing for inclusion in the Proxy Statement will not, on the date it is first mailed to shareholders of the Company and at the time of the Shareholder Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto), or responding to any comments of the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on such document or response and shall consider Parent’s comments in good faith. The Company shall ensure that the Proxy Statement (i) will not on the date it is first mailed to shareholders of the Company and at the time of the Shareholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub or their Affiliates for inclusion or incorporation by reference in the Proxy Statement. The Company shall pay all filing fees required to be paid to the SEC in connection with the Proxy Statement.

(b) Subject to Section 6.04(a), as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC (including by running broker searches sufficiently in advance of the earliest possible record date on which the Proxy Statement can be mailed to avoid any delays in mailing the Proxy Statement), the Company shall, in accordance with Applicable Law and the Company’s governing documents, duly set a record date for, call, give notice of, convene and, no more than 45 calendar days following the mailing of the Proxy Statement by the SEC, hold a special meeting of the Company’s shareholders (including any adjournments and postponements thereof, the “Shareholder Meeting”) for the purpose of considering and taking action upon the matters requiring Shareholder Approval; provided that notwithstanding anything else to the contrary herein, the Company may postpone or adjourn the Shareholder Meeting (A) with the consent of Parent, (B) if, on a date on which the Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Shareholder Approval or to represent a quorum therefor or (C) after consultation with Parent and outside legal counsel, to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the holders of shares of Company Common Stock within a reasonable amount of time in advance of the Shareholder Meeting. Unless this Agreement shall have been terminated in accordance with Section 8.01, the Company shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be mailed to the Company’s shareholders and to solicit from shareholders of the Company proxies in favor of the adoption of this Agreement and shall take all other action necessary or advisable to secure the vote of the holders of shares of Company Common Stock required by Applicable Law to effect the Merger.

Section 6.05 Access to Information. Subject to Applicable Law, Section 6.12, Section 6.18 and applicable contractual restrictions, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and Parent’s other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, Contracts, personnel, Tax Returns and records. The foregoing shall not require the Company (a) to provide access to or otherwise make available or furnish any books, Contracts or records governed by a confidentiality, non-disclosure or other similar agreement in effect as of the date hereof, (b) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information would in the good faith judgment of the Company based on advice of counsel jeopardize any attorney-client, work product or other legal privilege or protection (it being agreed that, (1) in the case of clauses (a), (b) and (d), the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection and (2) in the case of clause (a), the Company shall use commercially reasonable efforts to obtain any consents of Third Parties that are necessary to permit such access), (c) to provide access to or otherwise make available any information relating to the process conducted by the Company that led to the execution of this Agreement, or (d) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could reasonably be expected to in the judgment of the Company based on advice of counsel violate any Applicable Law. Notwithstanding anything herein to the contrary, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any customer, partner, vendor or supplier of the Company in connection with the Merger or any of the other transactions contemplated by this Agreement without the Company’s prior written consent (such consent to be unreasonably withheld, conditioned or delayed), and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for information made pursuant to this Section 6.05 shall be directed to the Senior Vice President, General Counsel and Secretary or other Person designated by the Company. All such information shall be deemed “Evaluation Material” (as defined in the Confidentiality Agreement) under and be governed by the terms of the Confidentiality Agreement.

Section 6.06 Notice of Certain Events. Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon (a) its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has, (x) with respect to the Company, had or would reasonably be expected have a Company Material Adverse Effect and (y) with respect to Parent or Merger Sub, had or would reasonably be expected to have a Parent Material Adverse Effect, (ii) is reasonably likely to result in any of the conditions set forth in Article 7 not being able to be satisfied prior to the End Date and (b) receipt of any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with consummation of the transactions contemplated by this Agreement. No notification given by any party pursuant to this Section 6.06 shall limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 6.07 Employee Benefit Plan Matters.

(a) From and after the Closing Date, with respect to employees of the Company or its Subsidiaries immediately before the Effective Time who continue employment with Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation following the Closing Date (“Continuing Employees”), Parent shall use commercially reasonable efforts to cause the service of each such Continuing Employee to be recognized for purposes of eligibility to participate, vesting and, with respect to any vacation or severance plan only, benefit accrual, under each compensation, retirement, vacation, paid time off, fringe or other welfare benefit plan, program or arrangement of Parent, the Surviving Corporation or any of their Subsidiaries, but not including any equity or equity-based compensation plans, programs, agreements or arrangements, long-term incentive plans, defined benefit pension plans or retiree medical plans (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company Employee Plan immediately prior to the Closing Date and to the extent such credit would not result in a duplication of benefits. To the extent reflected on financial statements of the Company, Parent shall assume any and all vacation and paid time off balances of Continuing Employees.

(b) For a period of not less than 18 months after the Closing Date (or if shorter, the period of employment of the relevant Continuing Employee) (the “Continuation Period”), Parent shall provide each Continuing Employee with (i) (A) base salaries or base hourly rates and (B) annual target cash incentive compensation opportunities (including cash bonuses and commissions) at least equal, in the aggregate, to those provided immediately prior to the Closing Date, and (ii) employee benefits (other than equity, equity-based or nonqualified deferred compensation benefits, defined benefit plan benefits and retiree welfare benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Closing Date under the applicable Company Employee Plans. In addition, during the Continuation Period, Parent shall assume and honor, and shall cause the Surviving Corporation and their respective Subsidiaries to assume and honor, the terms of the Company’s severance guidelines outlined in Schedule 6.07(b) and provide the severance compensation and benefits required thereunder to be provided to any Continuing Employee who incurs a qualifying termination during such Continuation Period.

(c) From and after the Closing Date, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Continuing Employee is or becomes eligible to participate, Parent shall use commercially reasonable efforts to cause each such Parent Benefit Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Benefit Plan but, with respect to long-term disability and life insurance benefits and coverage, solely to the extent permitted under the terms and conditions of Parent’s applicable insurance contracts in effect as of the Closing Date; provided, however, that for purposes of clarity, to the extent such benefit coverage includes eligibility conditions based on periods of employment, Section 6.07(a) shall control; and (ii) during the plan year in which the Closing Date occurs, provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in such plan year that, and prior to the date that, such Continuing Employee commences participation in such Parent Benefit Plan in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Employee Plan.

(d) From and after the Closing Date, Parent shall honor, and shall cause the Surviving Corporation and their respective Subsidiaries to honor, in accordance with its terms, (i) each existing (as of the date hereof) employment, change in control, retention, severance and termination protection plan, policy or agreement of or between the Company or any of its Subsidiaries and any current or former officer, director or employee of the Company Made Available to Parent, and (ii) all obligations in effect as of the Effective Time under any equity-based, bonus or compensation deferral plans, programs or agreements of the Company or its Subsidiaries Made Available to Parent. Parent acknowledges that the transaction contemplated hereby shall constitute a “change in control” for purposes of each Company Employee Plan that uses such term or a similar term.

(e) Following the Closing Date, Parent shall, and shall cause the Surviving Corporation and their respective Subsidiaries to, comply with the federal Worker Adjustment and Retraining Notification Act, including any notice or filing requirements thereunder, and any similar Applicable Law affecting any site of employment of the Parent, Surviving Corporation and their respective Subsidiaries.

(f) This Section 6.07 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.07, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever (including any third-party beneficiary rights) under or by reason of this Section 6.07. No provision of this Section 6.07 shall create any third party beneficiary rights in any Continuing Employee or any current or former director or consultant of the Parent, Company or any of their Subsidiaries in respect of continued employment (or resumed employment) or any other matter, except with respect to Section 6.11. Nothing contained in this Section 6.07 or any other provision of this Agreement, express or implied, is intended to confer upon any Continuing Employee any right to employment or continued employment for any period or continued receipt of any specific benefit or compensation, shall constitute an establishment of or amendment to or any other modification of, or shall limit the ability of Parent or any of its Affiliates (including, following the Closing, the Company or any of its Subsidiaries) from amending or terminating, any benefit or compensation plan, program, agreement, contract or arrangement.

Section 6.08 State Takeover Laws. Each party and its Board of Directors shall (1) use reasonable best efforts to ensure that no state takeover law (including Chapters 110C, 110D and 110F of the Massachusetts General Laws) or similar Applicable Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (2) if any state takeover Applicable Law or similar Applicable Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Applicable Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 6.09 Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement, including its obligations to consummate the Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement.

Section 6.10 Voting of Shares. Parent shall vote any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Shareholder Meeting, and will vote or cause to be voted the shares of Merger Sub held by it or any of its Subsidiaries, as the case may be, in favor of adoption of this Agreement.

Section 6.11 Director and Officer Liability.

(a) For six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.11(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such Persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Effective Time, each of Parent and the Surviving Corporation shall: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each such individual an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this Section 6.11(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any action, suit or other Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party subject to the undertaking in this Section 6.11 to repay advanced amounts), to the fullest extent permitted under Applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date hereof between the

Company and any Indemnified Party as set forth in Part 6.11(b) of the Company Disclosure Schedule; and (y) any indemnification provision (including advancement of expenses subject to the undertaking in this Section 6.11 to repay advanced amounts) and any exculpation provision set forth in the Company Articles or Company Bylaws as in effect on the date hereof. To the extent that an Indemnified Party is a witness or participant other than as a named party in an Indemnified Party Proceeding, the Indemnified Party will also be compensated by Parent at the rate of $2,000 per day (or partial day); provided that the Indemnified Party will not be entitled to such per diem compensation if he or she is employed as an officer of Parent or the Surviving Corporation when such cooperation is sought. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this Section 6.11. Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal Representatives, including any executor or trustee and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any articles of organization or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by Applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.11; provided, however, that such rights of the Indemnified Parties as third party beneficiaries under this Section 6.11 shall not arise unless and until the Effective Time).

Section 6.12 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all reasonably necessary, proper or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of such steps as may be reasonably necessary, proper or advisable to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Authorities, (ii) the delivery of notices to, and the obtaining of consents or waivers from, Third Parties and (iii) the execution and delivery of any additional instruments reasonably necessary, proper or advisable to consummate the Merger and to fully carry out the purposes of this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of the Company and Parent (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement and shall use reasonable best efforts to promptly secure the expiration or termination of any applicable waiting periods under the HSR Act; and (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the U.S. Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) under the HSR Act or by any other Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period; (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Merger and the other transactions contemplated by this Agreement; and (v) promptly take, and cause its Affiliates to take, all reasonable actions and steps requested or required by any Governmental Authority as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Authorities of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Merger and the other transactions contemplated by this Agreement; provided that the Company and its Subsidiaries will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company or its Subsidiaries, only in the event the Closing occurs. Parent shall pay all filing fees under the HSR Act and other applicable Antitrust Laws, and the Company shall not be required to pay any fees or other payments to any Governmental Authority in connection with any filings under the HSR Act or such other filings as may be required under applicable Antitrust Laws in connection with the Merger or the other transactions contemplated by this Agreement.

(c) Without limiting the generality of anything contained in this Section 6.12, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry or Proceeding by any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry or Proceeding; (iii) promptly inform the other parties of any substantive communication to or from the FTC, DOJ or any other Governmental Authority to the extent regarding the Merger and the other transactions contemplated by this Agreement, or regarding any such request, inquiry or Proceeding, and provide a copy of all substantive written communications; and (iv) pull and re-file any notice under the HSR Act only if the other parties hereto agree. Subject to Applicable Law, in advance and to the extent practicable, each of Parent or the Company, as the case may be, will consult the other on all substantive information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement and shall give due consideration to all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that if review of any information would be material in connection with any second request (or similar process) such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties (provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party). In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request, inquiry or Proceeding in respect of the Merger and the other transactions contemplated by this Agreement, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry or Proceeding.

(d) In furtherance and not in limitation of the foregoing, Parent agrees to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties hereto to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable (and in any event no later than three Business Days prior to the End Date), including (i) committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale, license, transfer, assignment or other disposition of assets or businesses of Parent or the Company or their respective Subsidiaries, (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or their respective Subsidiaries and (iii) creating or consenting to create any relationships, ventures, contractual rights, obligations, behavioral undertakings or other arrangements of Parent or the Company or their respective Subsidiaries (and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an Order or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets, by consenting to such action by the Company; provided, however, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger and the other transactions contemplated by this Agreement) (each a “Divestiture Action”) as may be necessary or required, to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order that would otherwise have the effect of preventing consummation of the Merger and the other transactions contemplated by this

Agreement, and to ensure that no Governmental Authority with the authority to clear, authorize or otherwise approve consummation of the Merger and the other transactions contemplated by this Agreement, fails to do so as promptly as practicable and in any event no later than three Business Days prior to the End Date. Parent and the Company shall cooperate in any proposal, negotiation, or offer to commit and to effect, by consent decree, hold separate order or otherwise, any and all Divestiture Actions or otherwise to offer to take or offer to commit (and if such offer is accepted, commit to and effect) to take any Divestiture Action as may be required to resolve any Governmental Authority’s objections to the Merger and the other transactions contemplated by this Agreement.

(e) In the event that any Proceeding is commenced challenging the Merger and the other transactions contemplated by this Agreement and such Proceeding seeks, or would reasonably be expected to seek, to prevent consummation of the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub shall take any and all action to resolve any such Proceeding and each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest any such Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

(f) Neither Parent nor Merger Sub shall, nor shall they permit their respective Subsidiaries and Affiliates (including portfolio company Affiliates) to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the Merger and the other transactions contemplated by this Agreement.

(g) Notwithstanding anything to the contrary contained in this Agreement, but subject to the Company’s consultation and participation rights described above, Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or investment review clearances as promptly as practicable, and in any event prior to the End Date, and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust, competition or investment review clearances.

Section 6.13 Shareholder Litigation. The Company shall as promptly as reasonably practicable (and in any event within two Business Days) notify Parent in writing of, and shall give Parent the opportunity to review and timely comment on all filings and responses to be made by the Company in connection therewith (which comments the Company shall in good faith take into account), and participate and consult in the defense and settlement of, any Shareholder Litigation, and shall keep Parent reasonably informed with respect to the status of any Shareholder Litigation. Without limiting the foregoing, the Company shall not agree to such settlement or other compromise or arrangement without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Without limiting the generality of the foregoing, the Company will give the Parent reasonably prompt (and no later than two

Business Days) of any derivative demand made pursuant to Section 7.42 of the MBCA related to this Agreement or the transactions contemplated hereby, and shall consult with the Parent in connection with, and prior to, any determination made by the independent directors of the Company Board or any committee of independent directors pursuant to Section 7.44 of the MBCA. Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Shareholder Litigation.

Section 6.14 Public Announcements. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; provided that (i) a party hereto may, without the prior consent of the other parties hereto, issue such press release or make such public statement as may be required by Applicable Law or Order or the applicable rules of Nasdaq if it has used its commercially reasonable efforts to consult with the other parties hereto and to obtain such party’s consent but has been unable to do so prior to the time such press release or public statement is so required to be issued or made, (ii) the Company will not be obligated to engage in such consultation with respect to communication that are (1) principally directed to employees, customers, partners or vendors so long as such communications are consistent with previous releases, public disclosures or public statements jointly by the parties (or individually, if approved the other party), or (2) relating to an Acquisition Proposal, Adverse Recommendation Change effected in accordance with Section 6.03 or “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act and permitted by Section 6.03(c).

Section 6.15 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 6.16 Section 16 Matters. Parent and the Company agree that, in order to most effectively compensate and retain those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Merger, both prior to and after the Effective Time, it is desirable that such Persons not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by Applicable Law in connection with the transactions contemplated by this Agreement and, for that compensatory and retentive purpose, agree to the provisions of this Section 6.16. Promptly after the date hereof, the Company shall take all such steps as may be required to cause any dispositions of shares of Company Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.17 Financing.

(a) Each of Parent and Merger Sub shall use, and shall cause their respective Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable (as reasonably determined by Parent and Merger Sub) to arrange, obtain and consummate the Financing on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions contained in the Fee Letter) described in the Financing Commitment Letters, and shall not permit any amendment, supplement or modification to be made to, or any waiver of any provision under, the Financing Commitment Letters or the Fee Letter if such amendment, supplement, modification or waiver, (A) with respect to the Financing Commitment Letters or Fee Letter, reduces (or could reasonably be expected to have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount or the Debt Financing is otherwise made available at Closing to fund such fees or original issue discount and (y) after giving effect to such reduction and any of the transactions referred to in clause (x) above, the representation and warranty set forth in Section 5.09 shall be true and correct), or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or imposes new or additional conditions or otherwise expands, amends or modifies any other provision of the Financing Commitment Letters or the Fee Letter, in each case of clauses (A) and (B), in a manner that would (x) reasonably be expected to prevent or make less likely the funding of the Financing in an amount necessary to fund the Required Amounts on the Closing Date or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Commitment Letters or the definitive agreements with respect thereto (provided that, subject to compliance with the other provisions of this Section 6.17(a), Parent and Merger Sub may amend the Debt Commitment Letter to add additional lenders, arrangers, bookrunners and agents). Parent shall promptly deliver to the Company copies of any amendment, supplement, waiver, consent, modification or replacement in respect of the Debt Commitment Letter (other than an amendment to add additional lenders, arrangers, bookrunners and agents) and the Fee Letter. Parent and Merger Sub shall not agree to the withdrawal, termination, repudiation, reduction or rescission of any commitment in respect of the Debt Financing, and shall not release or consent to the termination of the obligations of the financing sources under the Debt Commitment Letter, in each case, without the prior written consent of the Company, to the extent such withdrawal, termination, repudiation, reduction or rescission is in an amount such that the net proceeds of the Financing would not be in an amount sufficient to fund the Required Amounts at Closing or the Parent would not be able to make the representation set forth in Section 5.08 hereof as of the date of such withdrawal, termination, repudiation, reduction or rescission after giving effect thereto. Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. For purposes of this Agreement, (i) references to “Financing” shall include the financing contemplated by the Financing Commitment Letters as permitted to be amended, modified, supplemented or replaced by this Section 6.17(a), (ii) references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 6.17(a) and (iii) references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 6.17(a).

(b) Each of Parent and Merger Sub shall, taking into account the Marketing Period, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable (as reasonably determined by Parent and Merger Sub) to arrange and obtain the Financing on the terms (including the market “flex” provisions contained in the Fee Letter) and subject only to the conditions set forth in the Financing Commitment Letters, including using reasonable best efforts (taking into account the Marketing Period to the extent reasonably applicable) (A) to maintain in effect the Financing Commitment Letters, (B) to promptly negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions (including, as necessary, agreeing to any requested changes to the commitments thereunder in accordance with any “flex” provisions) contained in the Debt Commitment Letter and the Fee Letter; (C) to promptly prepare the necessary offering circulars, private placement memoranda, or other offering documents, rating agency materials and other marketing materials with respect to the Debt Financing and to commence the marketing and/or syndication activities contemplated by the Debt Commitment Letter as promptly as practicable following the date of this Agreement; (D) to promptly satisfy on a timely basis all conditions to funding in the Debt Commitment Letter and such definitive agreements thereto and in the Equity Commitment Letter and to consummate the Financing at or prior to the Closing and (E) to promptly, diligently and fully enforce its rights under the Financing Commitment Letters including using its reasonable best efforts to enforce their rights under the Debt Financing to the extent necessary to consummate the transactions contemplated by this Agreement and (F) to comply with its obligations under the Financing Commitment Letters and the Fee Letter. Promptly upon written request, Parent shall inform the Company in reasonable detail of the status of its efforts to arrange and consummate the Debt Financing and any material developments in respect thereof. Parent shall provide the Company promptly upon written request with such information regarding the Debt Financing and any syndication efforts as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice of (x) any actual breach or default by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware, (y) the receipt of (A) any written notice or (B) other communication in writing, in each case from any Financing source with respect to any actual breach, default, termination or repudiation by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of any provisions of the Financing Commitment Letters or definitive agreements related to the Financing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitment Letters or definitive agreements related to the Financing. As soon as reasonably practicable, but in any event within two Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence or the status of the Debt Financing. Upon the occurrence of any circumstance referred to in clause (x), (y) or (z) of the second preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is required to pay all amounts required to be paid in connection with the Merger and the transactions contemplated by this Agreement (including, without limitation, to fund the Aggregate Merger Consideration, repay or refinance the debt of the Company and its Subsidiaries contemplated by this Agreement or the Debt Commitment Letter, and all other fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to this Agreement and the Financings), Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Merger, the Financing and the transactions contemplated by this Agreement and the Financing Commitment Letters (including, without limitation, payment of the Required Amounts at Closing) with conditions not more onerous to comply with in any material respect than the conditions set forth in the Debt Commitment Letter as of the date hereof as promptly as reasonably practicable following the occurrence of such event. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.

(c) Prior to the Closing Date, the Company shall use, and shall cause each of its Subsidiaries to use, and shall use reasonable best efforts to have each of its and its Subsidiaries’ respective directors, officers and advisors to use, in each case, their respective reasonable best efforts to provide to Parent and Merger Sub, in each case at Parent’s sole expense, all cooperation reasonably necessary and customary in connection with the arrangement of the Debt Financing (solely for the purposes of this Section 6.17, the term “Debt Financing” shall be deemed to include customary Rule 144A-for-life high-yield non-convertible debt securities offering to be issued or incurred in lieu of all or a portion of any bridge facility contemplated by the Debt Commitment Letter or pursuant to any “market flex” or “securities demand” provisions of the Fee Letter or any other document associated with the Debt Commitment Letter) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or its Subsidiaries), which reasonable best efforts shall include (i) upon reasonable notice, and at reasonable times and locations to be mutually agreed, causing the management teams of the Company and its Subsidiaries with appropriate seniority and expertise and external auditors to participate in a reasonable number of meetings, drafting sessions, presentations, road shows, and rating agency and due diligence sessions, (ii) assisting with the preparation of (A) offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents reasonably necessary in connection with the Debt Financing and (B) materials for rating agency presentations, provided, however, that any offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents or rating agency presentations shall not contain disclosure reflecting the Parent as the obligor(s) other than as set forth in the customary authorization letters or representation letters as contemplated by clause (iii) below, (iii) executing customary authorization letters or management representation letters, as applicable, (iv) furnishing Parent reasonably promptly with the Required Information as and when it becomes available, (v) assisting with the preparation of any pledge and security documents, guarantees, other definitive financing documents, or other related certificates or documents as may be reasonably requested by Parent or Merger Sub (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an annex to the Debt Commitment Letter) and otherwise facilitating the pledging of collateral to the extent required at Closing by the Debt Commitment Letter (including cooperation in connection with the pay-off at Closing of existing Indebtedness to the extent expressly contemplated by this Agreement and the release, following such repayment, of related Liens and termination, following such repayment, of security interests (including delivering prepayment or termination notices as required), (vi) assisting Parent or Merger Sub in obtaining from the Company and/or its Subsidiaries’ auditors comfort letters (including as to negative assurances) in connection with the Debt Financing and (vii) to the extent requested at least ten Business Days prior to the Closing Date, providing, at least three Business Days prior to the Closing Date, all documentation with respect to the Company and its Subsidiaries required by applicable “know your customer” and anti-money laundering Applicable Laws, including the USA PATRIOT Act, to the extent requested in writing at least ten Business Days prior to the Closing Date; provided, however, that the Company shall not be required to provide, or cause its Subsidiaries to provide, cooperation under this Section 6.17(c) or (g) below that: (A) unreasonably interferes with the ongoing business of the Company or its Subsidiaries; (B) causes any covenant, representation or warranty in this Agreement to be breached or otherwise causes the breach of this Agreement or any Contract to which the any of the Company or its Subsidiaries is a party, in each case, in a manner that would cause any closing condition set forth in Section 7.02 to fail to be satisfied; (C) requires the Company or its Subsidiaries to incur any liability (including, without limitation, any commitment fees and expense reimbursement) in connection with the Debt Financing (other than the authorization letters and management representation letters referenced above) prior to, or that are not conditioned upon, the Closing; (D) requires the Company or its Subsidiaries or their respective directors, officers, managers or employees (other than execution and delivery into escrow by those officers that will act in a similar capacity after the Closing) to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Debt Financing (other than with respect to the authorization letters and management representation letters referenced above and the redemption notice referred to below) or adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained; (E) requires the Company or its Subsidiaries to give any legal opinion or other opinion of counsel; (F) requires the Company or its Subsidiaries to provide any information that is prohibited or restricted by Applicable Law or applicable confidentiality undertaking or that constitutes privileged information or attorney-client work product, to the extent the Company and its Subsidiaries uses reasonable best efforts to provide such information in a manner that does not breach such undertaking, obligation or privilege; (G) requires the Company or any of its Subsidiaries to prepare or deliver any financial statements or other financial information other than the Required Information; or (H) requires the Company or its Subsidiaries to take any action that is prohibited or restricted by, or will conflict with or violate, its organizational documents or would result in a violation or breach of, or default under, any agreement or Contract to which the Company or any of its Subsidiaries is a party (except to the extent such action is conditioned upon and subject to, the Closing). In no event shall the Company be in breach of this Agreement because of the failure to deliver any historical financials that is not currently readily available to the Company and its Subsidiaries on the date hereof or is not otherwise prepared in the ordinary course of business of the Company and its Subsidiaries at the time requested by Parent. In no event shall the Company or its Subsidiaries be required to pay any commitment or other fee or give an indemnity or incur any liability (including due to any act or omission by the Company, its Subsidiaries or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Parent and Merger Sub in arranging the Debt Financing or as a result of any information provided by the Company, its Subsidiaries or any of their respective Affiliates or Representatives in connection with the Debt Financing (other than with respect to the authorization letters and management representation letters referenced above) to the extent such expenses are not subject to reimbursement in accordance with the terms hereof or such indemnity or liability is not otherwise subject to indemnification pursuant to the terms of this Agreement. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.17(c) represent the sole obligation of the Company and its Subsidiaries and their respective Affiliates with respect to cooperation in connection with the Debt Financing. Parent and Merger Sub agree that any information regarding the Company or any of its Subsidiaries or Affiliates contained in any presentations, offering documents, teasers or other materials in connection with the Debt Financing shall be subject to the prior review of the Company. From the date on which Parent receives the Required Information until the Closing, the Company and its Subsidiaries shall (i) periodically update any Required Information provided by them or on their behalf as may be necessary so that such Required Information is (A) Compliant and (B) would not result in a restart of the Marketing Period as set forth in the definition thereof and (ii) promptly notify Parent in writing if (1) the Company determines that it must restate any financial statements included in the Required Information or (2) the applicable independent accountants of the Company shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Information for which they have provided an opinion.

(d) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e) Parent shall promptly, upon Parent’s receipt of written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ (of one firm of outside counsel and reasonably necessary regulatory counsel) and accountants’ fees) incurred by the Company or any of its Subsidiaries or Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.17 or otherwise in connection with the Financing and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates and Representatives (collectively, the “Financing Indemnitees”) from and against any and all costs, expenses, losses, damages, claims, judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities directly or indirectly suffered or incurred by any of them in connection with the arrangement and consummation of the Financing (including any alternate financing) and any information used in connection therewith, except to the extent such losses result from the gross negligence, willful misconduct and/or material breach of this Agreement by such Financing Indemnitee (as determined by a final and non-appealable judgment of a court of competent jurisdiction). This Section 6.17(e) shall survive the consummation of the Merger and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective heirs, executors, estates, personal Representatives, successors and assigns who are each third party beneficiaries of this Section 6.17(e).

(f) In no event will Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub) enter into any agreement, contract or arrangement prohibiting or seeking to prohibit any bank or other potential provider of debt financing from providing or seeking to provide debt financing to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the transactions contemplated by this Agreement.

(g) The Company shall use its commercially reasonable efforts to, reasonably promptly after the receipt of a written request from Parent to do so, on the terms and conditions specified by Parent (provided such terms and conditions (i) are in compliance with all applicable terms and conditions of any existing Indebtedness, Contract and Applicable Law and (ii) would not reasonably be expected to prevent or materially delay consummation of the Merger or prevent or materially delay the ability of the Company to perform its obligations hereunder) (including the timing of the delivery of any prepayment notice), pursue any combination of the following approaches chosen by Parent (in consultation with the Company): a tender offer, consent solicitation and/or delivery of a redemption notice contemporaneously with Closing, in each case, in respect of the 3.11% senior notes due 2020 of the Company, provided that such approach is contingent upon the Closing (any such transaction, a “Debt Transaction”). Prior to the Closing Date, the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, cause its and their respective Representatives to provide cooperation and assistance reasonably requested by Parent in connection with the Debt Transactions.

Section 6.18 Confidentiality. Parent and the Company hereby acknowledge and agree to continue to be bound by the letter agreement dated as of April 6, 2017 between L1 Health LLC and the Company (the “Confidentiality Agreement”). All information provided by or on behalf of the Company or its Subsidiaries pursuant to this Agreement (including in connection with the Debt Financing) will be kept confidential in accordance with the Confidentiality Agreement, provided, however, that Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources that may become parties to the Debt Financing and/or ratings agencies (and, in each case, to their respective counsel and auditors) so long as each such Person (a) agrees for the benefit of the Company to be bound by the Confidentiality Agreement as if a party thereto or (b) is subject to other confidentiality undertakings substantially consistent with the terms of the Confidentiality Agreement.

Section 6.19 Director Resignations. Prior to the Closing, the Company shall use its reasonable best efforts to deliver to Parent resignations executed by each director of the Company and its Subsidiaries in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.20 Merger Sub Expenditure; Parent Distributions. From the date hereof until the Effective Time, (i) Parent shall cause Merger Sub to not expend funds other than in connection with the Merger and the transactions contemplated by this Agreement and the payment of related expenses and (ii) Parent shall not declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock.

ARTICLE 7

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party. The obligation of each party hereto to consummate the Merger is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, on or prior to the Closing, of the following conditions:

(a) the Shareholder Approval shall have been obtained;

(b) no Governmental Authority having jurisdiction over any party hereto shall have issued any Order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Applicable Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited; and

(c) the applicable waiting period (and any extension thereof, subject to Section 6.12) applicable to the Merger under the HSR Act shall have expired or been terminated, and all consents required under any other Antitrust Law of the jurisdictions set forth on Schedule 7.01(c) shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger is subject to the satisfaction, at or prior to Closing, of the following conditions:

(a) (i) Other than the representations and warranties set forth in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.05 (Capitalization), Section 4.09(b) (Absence of Company Material Adverse Effect), Section 4.24 (Brokers’ Fees), Section 4.25 (Opinion of Financial Advisor) and Section 4.23 (State Takeover Laws), the representations and warranties of the Company set forth in Article 4 of this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.24 (Brokers; Fees), Section 4.25 (Opinion of Financial Advisor) and Section 4.23 (State Takeover Laws) shall be true and correct in all material respects (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (iii) the representations and warranties set forth in Section 4.05 (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure to be so true and correct would not, individually or in the aggregate, increase the aggregate consideration payable pursuant to this Agreement by more than a de minimis amount and (iv) the representations and warranties set forth in Section 4.09(b) (Absence of Company Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date;

(b) the Company shall have performed or complied in all material respects with all obligations required to be performed by it under this Agreement at or prior to the Closing;

(c) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(d) have been satisfied; and

(d) since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

Section 7.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, at or prior to Closing, of the following conditions:

(a) the representations and warranties of Parent and Merger Sub set forth in Article 5 of this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects only as of such earlier date); except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality” or words of similar import) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall each have performed or complied in all material respects with all obligations required to be performed by it under this Agreement at or prior to the Closing; and

(c) the Company shall have received at the Closing a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

Section 7.04 Frustration of Closing Conditions. Neither Parent nor Merger Sub, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied (or to be able to be satisfied) to excuse it from its obligation to effect the Merger if such failure (or inability to be satisfied) was caused by such party’s failure to comply with or perform its obligations under this Agreement.

ARTICLE 8

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of the Company and Parent (notwithstanding any approval of this Agreement by the shareholders of the Company);

(b) by either Parent or the Company, upon written notice to the other party, if the Closing Date has not occurred on or before March 19, 2018 (the “End Date”) (notwithstanding any approval of this Agreement by the shareholders of the Company) provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of the failure of the Merger to be consummated by the End Date (for the avoidance of doubt, Parent’s and Merger Sub’s failure to close as a result of the failure of all, or any portion of, the Debt Financing (or any alternative financing) to be funded at Closing for any reason shall not in any way limit its termination right pursuant to this Section 8.01(b));

(c) by either Parent or the Company, upon written notice to the other party, if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable Order or taken any other final and non-appealable action enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement (notwithstanding any approval of this Agreement by the shareholders of the Company); provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.01(c) shall have used its reasonable best efforts to have such Order lifted if and to the extent required by Section 6.12;

(d) by either Parent or the Company, upon written notice to the other party, if the Shareholder Approval has not been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Shareholder Meeting (or any adjournment or postponement thereof);

(e) by Parent, upon written notice to the Company, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.02 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the 30th day following Parent’s delivery of written notice describing such breach to the Company; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) if, at the time of such termination, either Parent or Merger Sub is in breach of its obligations under this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 8.01(f);

(f) by the Company, upon written notice to Parent, in the event of a breach by Parent or Merger Sub of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.03 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the 30th day following the Company’s delivery of written notice describing such breach to Parent; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(f) if, at the time of such termination, the Company is in breach of its obligations under this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 8.01(e);

(g) by Parent, upon written notice to the Company, if prior to the Shareholder Approval the Company Board shall have effected an Adverse Recommendation Change;

(h) by the Company, upon written notice to Parent, if prior to the Shareholder Approval the Company Board shall have effected an Adverse Recommendation Change in respect of a Superior Proposal in accordance with Section 6.02 and Section 6.03, and substantially concurrently with such termination the Company enters into a definitive agreement with respect to such Superior Proposal and pays the Company Termination Fee to Parent (or its designee) in accordance with Section 9.04; or

(i) by the Company, upon written notice to Parent, if (A) the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing; provided that each such condition is then capable of being satisfied at a Closing on such date, other than solely by virtue of Parent’s failure to effect the Closing) have been satisfied or waived, (B) Parent and Merger Sub fail to consummate the Merger on or prior to the time that the Closing should have occurred pursuant to Section 2.01, (C) the Company shall have given Parent written notice following the satisfaction of such conditions to the extent specified in the foregoing clause (A) that the Company stood and continues to stand ready, willing and able to consummate the Merger, and (D) Parent and Merger Sub fail to consummate the Merger on or prior to the date that is three Business Days after delivery of the notice described in clause (C).

Section 8.02 Effect of Termination. If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party) to each other party hereto; provided, however, that the provisions of (i) this Section 8.02, (ii) the last sentence of Section 6.04(a), (iii) the last sentence of Section 6.05, (iv) Section 6.17(e), (v) Section 6.18, (vi) Section 8.03 and (vii) Article 9 shall survive any termination hereof pursuant to Section 8.01. Notwithstanding the termination of this Agreement, but subject in the case of Parent and Merger Sub to the limitations set forth in Section 8.03, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages (which the parties hereto acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of the bargain lost by such party or such party’s equity holders (taking into consideration relevant matters, including the Aggregate Merger Consideration, other combination opportunities and the time value of money), which shall be deemed to be damages of such party) arising out of its knowing or intentional breach of any provision of this Agreement or any other agreement delivered in connection herewith, subject only to Section 9.04(b). For the avoidance of doubt, (a) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (b) the Guarantee shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms. Notwithstanding anything to the contrary provided in this Agreement, including in the foregoing provisions of this Section 8.02, nothing shall relieve any party for fraud.

Section 8.03 Parent and Related Parties Liability. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries agree on behalf of themselves and their respective current and future Affiliates that (a) if Parent and/or Merger Sub breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise, including with respect to any allegation of fraud) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise, other than with respect to fraud), then, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.09 and except for the Company’s rights under the Guarantee and the Equity Commitment Letter, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, any Non-Recourse Party (as defined in the Limited Guarantee, the “Parent Related Parties”) or any Debt Financing Related Party for any breach, loss, damage or failure to perform under, this Agreement or in respect of any oral representation made or alleged to have been made in connection herewith or therewith shall be for the Company to (x) terminate this Agreement pursuant to Section 8.01(f) or Section 8.01(i) and receive payment of the Parent Termination Fee plus the Parent Expenses and Recovery Costs or (y) terminate this agreement pursuant to Section 8.01(f) and seek to recover monetary damages from Parent and/or Merger Sub; provided, that in no event shall Parent and Merger Sub be subject to monetary damages in the aggregate in excess of the amount of the Parent Termination Fee plus the Parent Expenses and the Recovery Costs; and (b) other than as provided by Section 9.04 and Section 9.09 and as expressly provided by and subject to the terms of the Equity Commitment Letter and the Guarantee, neither the Company, its Subsidiaries nor any of their respective current and future Affiliates will have or assert any rights or claims against any of the Debt Financing Related Parties or Parent Related Parties relating to this Agreement or any of the transactions contemplated herein. This Section 8.03 is intended to benefit, and may be enforced by, Parent, Merger Sub, the Parent Related Parties and the Debt Financing Sources providing Financing Commitment Letters (and each such Person shall be a third party beneficiary of this Section 8.03) and shall be binding on all the respective successors and permitted assigns of the Company, its Subsidiaries and their respective current and future Affiliates.

ARTICLE 9

MISCELLANEOUS

Section 9.01 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided that confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by e-mail (provided that confirmation of e-mail receipt is obtained), in each case as follows:

if to Parent or Merger Sub, to:

c/o Pamplona Capital Management

375 Park Avenue, 23rd Floor

New York, New York 10152

Attn:         Jeremy Gelber

Facsimile:         (212) 207-8821

Email:               jgelber@pamplonafunds.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn:                Peter Martelli, P.C.

                         Jonathan Davis, P.C.

Facsimile:       (212) 446-4900

Email:             peter.martelli@kirkland.com

                         jonathan.davis@kirkland.com

if to the Company, to:

PAREXEL International Corporation

195 West Street

Waltham, Massachusetts 02451

Attn:                Douglas A. Batt, Senior Vice President, General Counsel and Secretary

Facsimile:       (781) 768-5512

Email:             douglas.batt@parexel.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention:     Stuart M. Cable

                     Andrew H. Goodman

Facsimile:    (617) 523-1231

E-Mail:        scable@goodwinlaw.com

                      agoodman@goodwinlaw.com

Section 9.02 Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 9.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that without the further approval of the Company’s shareholders, no such amendment or waiver shall be made or given after the Shareholder Approval that requires the approval of the shareholders of the Company under

Applicable Law unless the required further approval is obtained; provided, further, that notwithstanding anything to the contrary contained herein, Section 8.03, this Section 9.03, Section 9.04(c), Section 9.05, Section 9.06, Section 9.07 and Section 9.08 (and any other provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be amended, modified, waived or terminated in a manner that is materially adverse to (i) a Debt Financing Related Party without the prior written consent of the Debt Financing Sources or (ii) any Parent Related Party without the prior written consent of such Parent Related Party.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise expressly provided in this Agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04 Expenses.

(a) Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) In the event that:

(i) this Agreement is terminated pursuant to Section 8.01(g);

(ii) this Agreement is terminated pursuant to Section 8.01(h); or

(iii) (A) this Agreement is terminated pursuant to Section 8.01(d) or Section 8.01(e) and (B) an Acquisition Proposal shall have been made directly to the Company’s shareholders or shall have been otherwise publicly disclosed and, in each case, not withdrawn before receipt of the Shareholder Approval and (C) within 12 months after the date of such termination, the Company consummates or enters into a definitive agreement providing for a transaction that constitutes an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal described in clause (B) above), which is subsequently consummated (provided that for purposes of this subsection (iii), each reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

then the Company shall pay Parent the Company Termination Fee by wire transfer of same-day funds (x) in the case of Section 9.04(b)(i), within two Business Days after such termination, (y) in the case of Section 9.04(b)(ii), substantially concurrently with the termination of this Agreement pursuant to Section 8.01(h) and (z) in the case of Section 9.04(b)(iii), substantially concurrently with the consummation of the Acquisition Proposal. For the avoidance of doubt, any payment made by the Company under this Section 9.04(b) shall be payable only once with respect to Section 9.04(b) and not in duplication, even though such payment may be payable under one or both provisions hereof. In the event that Parent shall become entitled to receive full payment pursuant to this Section 9.04(b), the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by

Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent, Merger Sub or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Proceeding against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Company Termination Fee), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided that if the Company fails to pay the Company Termination Fee and Parent and/or Merger Sub commences a suit which results in a final, non-appealable judgment against the Company for the Company Termination Fee or any portion thereof, then the Company shall pay Parent and Merger Sub their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c) In the event that this Agreement is terminated pursuant to Section 8.01(i) or Section 8.01(f), then Parent shall pay the Company the Parent Termination Fee by wire transfer of same-day funds on the first Business Day following such termination. In the event that the Company shall become entitled to receive full payment pursuant to this Section 9.04(c), the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and except for the obligations of Parent and Merger Sub pursuant to Section 6.17(e) and this Section 9.04(c) (collectively, the “Parent Expenses”) together with any Recovery Costs, neither Parent nor Merger Sub nor any of their Affiliates or Representatives (including any Debt Financing Related Parties and Parent Related Parties) shall have any further liability, whether pursuant to a claim at law or in equity, to the Company or any of its Affiliates under this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and the Company shall not be entitled to bring or maintain any Proceeding against Parent, Merger Sub or any of their respective Affiliates or Representatives (including any Debt Financing Related Party or Parent Related Party) for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination (other than equitable relief to require payment of the Parent Termination Fee and/or any Parent Expenses); provided that if Parent fails to pay the Parent Termination Fee and/or any Parent Expenses and the Company commences a suit which results in a final, non-appealable judgment against Parent for the Parent Termination Fee and/or any Parent Expenses, or any portions thereof, then Parent shall pay the Company its reasonable, documented, out-of-pocket costs and expenses (including reasonable, documented, out-of-pocket attorney’s fees and disbursements) in connection with such suit, together with interest on the Parent Termination Fee and/or Parent Expenses at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (the “Recovery Costs”).

(d) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 9.04 are an integral part of the Agreement, (ii) the damages under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and difficult to ascertain as of the date of this Agreement and therefore, the amounts payable pursuant to this Section 9.04 are not a penalty but rather constitute liquidated damages in a reasonable amount to compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Agreement, and (iii) without the agreements contained in this Section 9.04, the parties hereto would not have entered into this Agreement.

Section 9.05 Assignment; Benefit. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that (i) prior to the Closing, Parent and Merger Sub may assign their rights and obligations pursuant to this Agreement (in whole but not in part) to any Affiliate of Parent, provided such assignment shall not impair, delay or prevent the consummation of the Merger, (ii) at or after the Effective Time, Parent and Merger Sub may assign this Agreement for collateral security purposes to any lender providing financing to Parent and (iii) after the Effective Time, Parent or the Surviving Corporation may assign this Agreement, including any or all rights, interests or obligations hereunder, to any Person, including in connection with a merger or consolidation involving Parent or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the provisions of Article 2 concerning payment of the Aggregate Merger Consideration, Section 6.11 and Section 6.17(e), which provisions shall inure to the benefit of the Persons or entities benefiting therefrom who shall be third-party beneficiaries thereof and who following the Closing may enforce the covenants contained therein; provided, however, that, prior to the Effective Time, the rights and remedies conferred on the Company’s equity holders pursuant to Article 2 concerning payment of the Aggregate Merger Consideration may only be enforced by the Company acting on the behalf of the Company’s equity holders (including holders of Company Equity Awards); provided, further that the Debt Financing Sources may enforce (solely as such provision relates to such Debt Financing Sources and Debt Financing Related Parties in such capacity as third party beneficiary) on behalf of the Debt Financing Related Parties (and each is an intended third party beneficiary of) the provisions of Section 8.03, Section 9.03, Section 9.04(c), this Section 9.05, Section 9.06, Section 9.07 and Section 9.08; provided, further, that the Parent may enforce on behalf of the Parent Related Parties the provisions of Section 8.03, Section 9.03, Section 9.04(c) and this Section 9.05.

Section 9.06 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflicts of law rules of such State. Notwithstanding anything herein to the contrary, each party hereto acknowledges and irrevocably agrees that any Proceeding, whether in contract or tort, at law or in equity or otherwise, involving any Debt Financing Related Party arising out of, or relating to, the transactions contemplated hereby or the transactions contemplated by the Debt Financing shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 9.07 Jurisdiction.

(a) Each of the parties hereto irrevocably agrees that any legal action or proceeding brought by any party to this Agreement with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by another party hereto or its successors or assigns, shall be brought and determined exclusively in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts for Suffolk County, Massachusetts (or if such court does not have jurisdiction, any state court located within the Commonwealth of Massachusetts, or if those courts do not have jurisdiction, then any federal court of the United States located within the Commonwealth of Massachusetts). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding brought by any party to this Agreement with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.07, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) waives, to the fullest extent permitted by the Applicable Law, any claim that (A) such suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto irrevocably agrees that, subject to any available appeal rights, any decision, order, or judgment issued by such above named courts shall be binding and enforceable, and irrevocably agrees to abide by any such decision, order, or judgment. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.01.

(b) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EACH OF THE PARTIES AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM, OR THIRD PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY DEBT FINANCING SOURCE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING

ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTER OR DEBT FINANCING OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER IN ANY FORUM OTHER THAN THE UNITED STATES DISTRICT COURT FOR THE SOURTHERN DISTRICT OF NEW YORK OR ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN AND THE APPELLATE COURTS THEREOF, AND THE PROVISIONS OF SECTION 9.08 RELATING TO THE WAIVER OF JURY TRIAL SHALL APPLY TO ANY SUCH ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM.

Section 9.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY LEGAL PROCEEDING AGAINST OR INVOLVING ANY DEBT FINANCING RELATED PARTY ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE DEBT FINANCING).

Section 9.09 Specific Performance.

(a) The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such harm. The parties hereto agree that unless and until this Agreement is validly terminated in accordance with Section 8.01 and any dispute over the right to termination has been finally resolved, (i) the parties hereto shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (other than Parent’s and Merger Sub’s obligation to effect the Closing, which shall be governed by the next sentence), without bond or other security being required, this being in addition to any remedy to which they are entitled pursuant to Section 8.02, Section 8.03 or Section 9.04 and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, including the Merger, and without that right, none of the Company, Parent or Merger Sub would have entered into this Agreement. Notwithstanding the foregoing or anything else to the contrary herein, the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Parent’s and Merger Sub’s obligations to effect the Closing on the terms and conditions set forth herein if and only if each of the following conditions has been satisfied: (A) the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing; provided that each such condition is then capable of being satisfied at the Closing) have been satisfied or waived at the time the Closing would have occurred but for the failure of the Equity Financing to be funded, (B) the Debt Financing (or any alternative debt financing contemplated by Section 6.17(b)) is available to be funded at the Closing and has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (C) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Equity Financing and Debt Financing (or any alternative debt financing contemplated by Section 6.17(b)) are funded, then the Company will take such actions as are within its control to effect the Closing (such clauses (A), (B) and (C), together, the “Specific Performance Conditions”). For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s right to cause the Equity Financing to be funded or to complete the Merger unless either the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such parties has an adequate remedy at law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason; provided that solely with respect to the equitable remedy to specifically enforce Parent’s or Merger Sub’s obligation to effect the Closing, Parent and Merger Sub may oppose the granting of specific performance only on the basis that one of the Specific Performance Conditions has not been satisfied. The parties hereto further agree that (x) following the Company’s valid termination of this Agreement in accordance with Section 8.01, the Company shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to enforce specifically Parent’s and Merger Sub’s surviving obligations herein, including with respect to the payment of monetary damages under Section 8.02 or the payments of the Parent Termination Fee and/or any Parent Expenses and/or any Recovery Costs to which the Company is entitled under Section 9.04(c), and (y) following Parent’s valid termination of this Agreement in accordance with Section 8.01, Parent shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to enforce specifically the Company’s surviving obligations herein, including with respect to the payment of monetary damages under Section 8.02 or the payments of the Company Termination Fee to which Parent is entitled under Section 9.04(b).

(b) The parties hereto further agree that (i) subject to Section 9.04(b) and Section 9.04(c), by seeking the remedies provided for in this Section 9.09, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.09 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.09 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 9.09 prior or as a condition to exercising any termination right under Article 8 (and pursuing damages after such termination), nor shall the commencement of any Proceeding pursuant to this Section 9.09 or anything set forth in this Section 9.09 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available at any time. In any Proceeding seeking monetary damages against a party or to compel a party to specifically perform its obligations hereunder, the non-prevailing party in such Proceeding (after a final, non-appealable judgment of a court of competent jurisdiction) shall promptly reimburse the prevailing party its costs and expenses (including reasonable and documented attorneys’ fees and disbursements) in connection with such Proceeding.

Section 9.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated by this

Agreement is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner, in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.11 Parent Guarantee. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other transactions contemplated by this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of each of the covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement and the transactions contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance. As applicable, references in this Section 9.11 to “Merger Sub” shall also include the Surviving Corporation following the Effective Time.

Section 9.12 Entire Agreement; No Reliance; Access to Information.

(a) This Agreement, the Confidentiality Agreement, the exhibits and schedules to this Agreement, the Company Disclosure Schedule, the Financing Commitment Letters and the Guarantees constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

(b) Each party hereto agrees that, except for the representations and warranties contained in Article 4 and Article 5 of this Agreement, neither the Company, Parent nor Merger Sub makes any other representations or warranties and each hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the parties in this Agreement, each of Parent and Merger Sub agrees that none of the Company or any of its Subsidiaries make or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or Made Available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made in Article 4 of this Agreement.

(c) Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and received answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in Article 4 of this Agreement. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and, for the avoidance of doubt, that Parent and Merger Sub will have no claim against the Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

Section 9.13 Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

Section 9.14 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PAREXEL INTERNATIONAL CORPORATION

By:	/s/ Josef H. von Rickenbach
Name:	Josef H. von Rickenbach
Title:	Chairman and Chief Executive Officer

WEST STREET PARENT, LLC

By:	/s/ Jeremy Gelber
Name:	Jeremy Gelber
Title:	President

WEST STREET MERGER SUB, INC.

By:	/s/ Jeremy Gelber
Name:	Jeremy Gelber
Title:	President